UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RADIUS HEALTH, INC.

(Name of Subject Company)

RADIUS HEALTH, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

750469207

(CUSIP Number of Class of Securities)

G. Kelly Martin

President and Chief Executive Officer

Radius Health, Inc.

22 Boston Wharf Road, 7th Floor

Boston, Massachusetts 02210

(617) 551-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Zachary Blume

Marc Rubenstein

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Radius Health, Inc., a Delaware corporation (“Radius” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company. The address of the Company’s principal executive office is 22 Boston Wharf Road, 7th Floor, Boston, Massachusetts 02210. The telephone number of the Company’s principal executive office is (617) 551-4000.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits or annexes attached hereto, and as it may be amended or supplemented from time to time, this “Schedule 14D-9”) relates is the common stock, par value $0.0001 per share, of the Company (the “Shares”). As of the close of business on June 30, 2022, 47,607,604 Shares were outstanding, 6,788,067 Shares were issuable pursuant to outstanding stock options, 1,684,552 Shares were subject to issuance upon settlement of outstanding restricted stock units and 960,000 Shares were subject to issuance upon settlement of outstanding performance stock units, as described in further detail in the Offer to Purchase (defined below).

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Ginger Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Ginger Acquisition Inc., a Delaware corporation (“Parent”) jointly owned by Gurnet Point Capital, LLC (“Gurnet Point”) and Patient Square Capital (“Patient Square”), to purchase all of the outstanding Shares in exchange for (x) $10.00 per Share, in cash, without interest and less applicable tax withholding (the “Cash Consideration”) and (y) one contractual contingent value right (a “CVR”) that will represent the right to receive a contingent payment of $1.00 (without interest thereon) upon the achievement of a specified milestone as described in the Offer to Purchase, pursuant to a Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into between Parent and a rights agent selected by Parent and reasonably acceptable to the Company, if at all, within the time provided for in the CVR Agreement (the Cash Consideration and one CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 13, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related form of Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on July 13, 2022. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 23, 2022, by and among Parent, Purchaser and the Company (as amended or supplemented from time to time, the “Merger Agreement”).

The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Purchaser will be merged with and into the Company (the “Merger”) in accordance with Section 251(h) of the Delaware General Corporation Law

(the “DGCL”) without a vote of the holders of the Shares, the separate corporate existence of Purchaser shall cease, and the Company will continue as the surviving corporation of the Merger (the “Surviving Corporation”) as a wholly-owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, and accordingly acquires a majority of the outstanding Shares in accordance with Section 251(h) of the DGCL, then in accordance with the terms of the Merger Agreement, and subject to the satisfaction of or waiver of the conditions to the Merger as described in the Offer to Purchase, the parties will complete the Merger as soon as practicable without a vote of the holders of the Shares.

Consummation of the Offer is subject to certain conditions, including: (i) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) the number of Shares validly tendered, and not validly withdrawn, is at least one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”); (ii) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), any waiting period (and any extensions thereof) and any approvals or clearances applicable to the consummation of the transactions contemplated by the Merger Agreement in accordance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), have expired or been terminated or obtained, as applicable; and (iii) none of the following events shall have occurred and be continuing: (a) there is pending any suit, action or proceeding by a governmental body seeking to prohibit or otherwise prevent the consummation of the transactions contemplated by the Merger Agreement (as described in more detail in Section 11 under the heading entitled “The Transaction Agreements—The Merger Agreement—Representations and Warranties” of the Offer to Purchase); (b) there is any statute, rule, regulation, judgment, order or injunction enforced, by or on behalf of a governmental body, to the Offer, the Merger or any other transaction contemplated by the Merger Agreement, or any other action will be taken by any governmental body, that is reasonably expected to result, directly or indirectly, in any of the consequences referenced in clause (a); (c) subject to certain qualifications, the inaccuracy of representations and warranties of the Company under the Merger Agreement, (d) the non-performance and non-compliance in any material respects by the Company of its obligations under the Merger Agreement; (e) the occurrence of a Company Material Adverse Effect (as defined in the Merger Agreement); (f) the failure of the delivery by the Company to Parent of a certificate signed by an authorized officer of the Company certifying as to the satisfaction of certain closing conditions by the Company; and (g) the Merger Agreement having been terminated in accordance with its terms. Consummation of the Merger is subject to certain conditions, including: (i) no order, injunction or decree issued by any court or other governmental body, and no statute, rule, regulation, order, injunction, or decree will have been enacted, entered, promulgated, or enforced (and continue to be in effect) by any governmental body that prohibits, enjoins, restricts, prevents or makes illegal the consummation of the transactions contemplated by the Merger Agreement; and (ii) Purchaser has irrevocably accepted for purchase the Shares validly tendered (and not validly withdrawn) pursuant to the Offer. Neither the consummation of the Offer nor the Merger is subject to any financing condition.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), the following will occur: (i) each Share that is outstanding immediately prior to the Effective Time (excluding any Cancelled Shares or any Dissenting Shares, each as defined below) will be automatically converted into the right to receive the Offer Price, without interest and less any required withholding tax, upon compliance with the applicable procedures set forth in the Merger Agreement with respect to the surrender of certificates representing Shares or the book entry transfer of Shares; (ii) each Share held in the treasury of the Company or owned by the Company or any direct or indirect wholly-owned subsidiary of the Company and each Share owned by Parent, Purchaser or any direct or indirect wholly-owned subsidiary of Parent, Purchaser or any direct or indirect wholly-owned subsidiary of Parent or Purchaser immediately prior to the Effective Time (the “Cancelled Shares”) will, in each case, be cancelled and retired without any conversion thereof or consideration paid therefor by virtue of the Merger; (iii) each share of common stock, par value $0.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted, which will constitute the only outstanding shares of capital stock of the Surviving Corporation after the Effective Time; and (iv) each Share outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”) immediately prior to the Effective Time will be cancelled and retired without any conversion thereof, and Dissenting Shares will thereafter only represent the right to receive payment pursuant to Section 262 of the DGCL and as described in the Merger Agreement.

In addition, (i) effective as of five business days prior to, and conditional upon the occurrence of, the Effective Time, each holder of an outstanding Company Stock Option (as defined in the Merger Agreement) that qualifies as an “incentive stock option” within the meaning of Section 422(b) of the Internal Revenue Code of 1986, as amended (the “Code”), whether vested or unvested, shall be entitled to exercise such Company Stock Option in full upon notice of exercise and full payment of the applicable exercise price to the Company in accordance with the applicable Company Equity Plan (as defined in the Merger Agreement) and award agreement; (ii) each Company Stock Option and Company Equity Award (as defined in the Merger Agreement) that is outstanding and unvested immediately prior to the Effective Time (a) that vests solely based on the holder’s continued employment or service will vest in full at the Effective Time and (b) that does not vest solely based on the holder’s continued employment or service will vest (in part or in full) based on the achievement of the specified performance objectives in accordance with the terms and conditions of the Company Stock Option or Company Equity Award, as applicable, and the unvested portion will be cancelled for no consideration at the Effective Time; (iii) at the Effective Time, (a) each Company Stock Option that has an exercise price per Share that is less than the Cash Consideration will be cancelled and the holder of such cancelled Company Stock Option will be entitled to receive the Option Consideration (as defined below), and (b) each Company Stock Option that has an exercise price per Share that is greater than or equal to the Cash Consideration shall be cancelled; and (iv) at the Effective Time, each Company Equity Award that is outstanding will be cancelled with the holder entitled to receive the Equity Award Consideration (as defined below).

A more complete description of the Offer, the Merger and the Merger Agreement (including the CVR Agreement) can be found in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement, which are each incorporated herein by reference. The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The expiration date of the Offer is one minute after 11:59 p.m., Eastern Time, on August 10, 2022, the twentieth business day following the commencement of the Offer, subject to extension in certain circumstances set forth in the Merger Agreement and described in the Offer to Purchase.

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) the Company’s stockholders will not receive the Offer Price or the Merger Consideration pursuant to the Offer or the Merger, as applicable.

According to the Schedule TO, Parent formed Purchaser for the purpose of making the Offer and effecting the Merger. The Offer to Purchase states that each of Parent’s and Purchaser’s principal executive office is located at 55 Cambridge Parkway, Suite 401, Cambridge, MA 02142.

The Company has made information relating to the Offer available online at www.radiuspharm.com, and the Company has filed this Schedule 14D-9 and Parent and Purchaser have filed the Schedule TO with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements with Purchaser and Parent.

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement has been filed with the SEC and is incorporated by reference herein to provide investors and stockholders with information regarding the terms of the agreement. The Merger Agreement is not intended to provide any other factual information about Parent, Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter (the “Disclosure Letter”) that was provided by the Company to Parent and Purchaser but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about the Company, Parent or Purchaser made in this Schedule 14D-9, the Schedule TO or reports filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Contingent Value Rights Agreement

At or prior to the Effective Time, Parent and a rights agent mutually agreeable to Parent and the Company will enter into a CVR Agreement governing the terms of the CVRs. Each of the former holders of the Shares and certain of the former holders of the Company Stock Options and Company Equity Awards will be entitled to one CVR for each Share as further described in “—Arrangements with Current Executive Officers and Directors of the Company—Effect of the Offer and the Merger on Stock Awards—Generally” below. The CVRs are not transferable (except in the limited circumstances specified in the CVR Agreement), will not be certificated or evidenced by any instrument and will not be registered or listed for trading.

A holder of a CVR will be entitled to payment of $1.00 without interest upon the achievement of the sum of (A) Net Sales (as defined in the CVR Agreement) of TYMLOS in the United States and (B) either (i) royalty payments based on sales of TYMLOS in Japan or (ii), if and at such time that no such royalty payments are owed, supply payments based on the supply of TYMLOS for sale in Japan that together exceed $300 million during any consecutive 12-month period beginning on the date of the CVR Agreement and ending on or prior to December 31, 2025 (the “Milestone”).

It is possible that the Milestone described above will not be achieved, in which case a holder of a CVR will be entitled to receive only the Cash Consideration and no payment with respect to such holder’s CVRs. It is not possible to predict whether a payment will become payable with respect to the CVRs. The CVR Agreement requires Parent to undertake Commercially Reasonable Efforts (as defined in the CVR Agreement) to achieve the Milestone, but there can be no assurance that the Milestone will be achieved or that the payment described above will be made.

The foregoing summary and description of the CVR Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the CVR Agreement, the form of which is filed as Exhibit (e)(2), and which are each incorporated herein by reference.

Confidentiality Agreement

The Company entered into a Confidential Disclosure Agreement, effective as of January 26, 2022, with Gurnet Point, an affiliate of Parent, to facilitate certain discussions between the parties regarding a possible business arrangement between Gurnet Point and the Company (as amended, the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, Gurnet Point and its affiliates agreed, among other things, to keep confidential certain non-public information about the Company provided by the Company and its representative, subject to certain exceptions. On May 9, 2022, the parties to the Confidentiality Agreement entered into an amendment to permit the disclosure of the confidential information to financing sources in accordance with the Confidentiality Agreement’s terms. The summary of the Confidentiality Agreement contained in the Offer to Purchase in Section 11 under the heading entitled “The Transaction Agreements—The Confidentiality Agreement” is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

The Company’s executive officers and the members of the board of directors of the Company (the “Company Board”) may be deemed to have certain interests in the Offer and the Merger and the other transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of the Company’s stockholders generally. Those interests may create potential or actual conflicts of interests. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in the subsection entitled “—Background and Reasons for the Recommendation—Reasons for the Company Board’s Recommendation.”

Consideration for Shares Tendered Pursuant to the Offer

If the Company’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive in the Offer the same consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the Acceptance Time (as defined below) occurs and the Merger is consummated, such executive officers and directors will receive in exchange for their Shares the same consideration on the same terms and conditions as the other stockholders of the Company. As of June 30, 2022, the executive officers and directors of the Company beneficially owned, in the aggregate, 102,777 Shares, excluding Shares issuable upon exercise of outstanding Company Stock Options or the vesting of outstanding Company RSUs (as defined below), which are discussed separately in the subsection below entitled “—Effect of the Offer and the Merger on Stock Awards—Generally”. If the directors and executive officers were to tender all 102,777 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors and officers would receive an aggregate of $1,027,770 in cash and 102,777 CVRs pursuant to tenders into the Offer.

The following table sets forth the number of Shares beneficially owned as of June 30, 2022 by each of our executive officers and directors, excluding Shares issuable upon exercise of outstanding Company Stock Options or the vesting of outstanding Company RSUs, and the aggregate cash consideration that would be payable in respect of such Shares pursuant to the Offer based on the Cash Consideration per Share. One CVR would also be provided as consideration for each such Share.

Name	Number of Shares Beneficially Owned (#)(1)	Cash Consideration for Shares ($)	CVR Consideration for Shares ($)(2)
Executive Officers
G. Kelly Martin	—	—	—
Mark William Conley	—	—	—
Danielle Holtschlag	—	—	—
Elizabeth Messersmith, Ph.D.	1,666	16,660	1,666
Chhaya Shah	19,166	191,660	19,166

Directors
Owen Hughes	16,150	161,500	16,150
Catherine J. Friedman	21,300	213,000	21,300
Jean-Pierre Garnier, Ph.D.	21,300	213,000	21,300
Andrew C. von Eschenbach, M.D.	—	—	—
Willard H. Dere, M.D.	17,695	176,950	17,695
Machelle Sanders	—	—	—
Sean Murphy	5,500	55,000	5,500
Susan Vissers Lisa	—	—	—
Jennifer Jarrett	—	—	—

(1)

In calculating the number of Shares beneficially owned for this purpose, Shares underlying outstanding Company Stock Options (whether or not currently exercisable) and Company RSUs held by each individual are excluded.

(2)	The estimated value of the CVRs assumes that the $1.00 per CVR payment is received based on achievement of the Milestone.

Effect of the Offer and the Merger on Stock Awards—Generally

Company Stock Options. Pursuant to the terms of the Merger Agreement, effective five business days prior to, and conditional upon the occurrence of, the Effective Time, each holder of an outstanding Company Stock Option that qualifies as an incentive stock option within the meaning of Section 422(b) of the Code, whether vested or unvested, shall be entitled to exercise such Company Stock Option in full by providing the Company with a notice of exercise and full payment of the applicable exercise price in accordance with and subject to the terms of the applicable Company Equity Plan and the stock option award agreement governing the Company Stock Option.

Effective as of immediately prior to the Effective Time, automatically and without any action on the part of the holder thereof or the Company, (i) each Company Stock Option that vests solely based on the holder’s continued employment or service and that remains outstanding as of immediately prior to the Effective Time will vest in full at the Effective Time and (ii) each Company Stock Option that does not vest solely based on the holder’s continued employment or service (the “Company Performance Options”) will vest (in part or in full) based on achievement of the specified performance objectives in accordance with the terms and conditions of the Company Stock Option and the unvested portion of such award will be cancelled for no consideration at the

Effective Time. As of June 30, 2022, G. Kelly Martin, the Company’s President and Chief Executive Officer, is the only executive officer or director who holds Company Performance Options, and all of such Company Performance Options will be cancelled because the exercise price of such options is greater than the Cash Consideration.

At the Effective Time, each outstanding Company Stock Option for which the exercise price is less than the Cash Consideration will be cancelled, and, in exchange therefor, the holder of such cancelled Company Stock Option will be entitled to receive (without interest but subject to applicable tax withholding) (i) an amount in cash equal to the product of (x) the total number of Shares subject to such Company Stock Option immediately prior to the Effective Time multiplied by (y) the excess of the Cash Consideration over the applicable exercise price per Share under such Company Stock Option, and (ii) one (1) CVR for each Share subject thereto (the “Option Consideration”).

Pursuant to the terms of the Merger Agreement, any Company Stock Option for which the exercise price is greater than or equal to the Cash Consideration will be cancelled without payment of any consideration.

Company RSUs. Pursuant to the terms of the Merger Agreement, effective as of immediately prior to the Effective Time, automatically and without any action on the part of the holders thereof or the Company, (i) each Company restricted stock unit award that vests solely based on the holder’s continued employment or service (the “Company Time-Based RSUs”) and that remains outstanding as of immediately prior to the Effective Time will vest in full at the Effective Time and (ii) each Company restricted stock unit award that does not vest solely based on the holder’s continued employment or service (the “Company PRSUs” and together with the Company Time-Based RSUs, the “Company RSUs”) will vest (in part or in full) based on achievement of the specified performance objectives in accordance with the terms and conditions of the Company PRSU award and the unvested portion of such award will be cancelled for no consideration at the Effective Time. As of June 30, 2022, Mr. Martin holds 960,000 Company PRSUs, of which 240,000 will vest in connection with the Merger based on the Offer Price, in accordance with the terms and conditions of the Company PRSU award. The remaining 720,000 Company PRSUs will not vest and will be cancelled for no consideration in accordance with the Merger Agreement. No other executive officer or director holds Company PRSUs as of June 30, 2022.

At the Effective Time, each such Company RSU that is outstanding as set out in the paragraph above shall be cancelled as of the Effective Time and converted into the right to receive (without interest but subject to applicable tax withholding) (i) an amount in cash equal to the product of (x) the total number of Shares subject to (or deliverable under) such Company RSU immediately prior to the Effective Time multiplied by (y) the Cash Consideration, and (ii) one (1) CVR for each Share subject thereto (the “Equity Award Consideration”).

Treatment of Executive Officer and Director Equity Awards in the Merger

All Company Stock Options and Company RSUs held by the Company’s executive officers and directors will be treated as described in the preceding subsection entitled “—Effect of the Offer and the Merger on Stock Awards—Generally.”

Table of Estimated Consideration for Executive Officer and Director Equity Awards

The following table sets forth (i) the number of Shares underlying the outstanding Company Stock Options and Company RSUs held by the Company’s executive officers and directors, as applicable; and (ii) the estimated consideration, including the maximum potential value of the CVR consideration, that the Company’s executive officers and directors are eligible to receive (before deduction of applicable tax withholding) in connection with the Merger in respect of such awards, in each case as of June 30, 2022. Solely for purposes of the table below, we have assumed that the Effective Time occurs on June 30, 2022. The table below does not take into account any vesting or forfeiture of equity awards, nor any additional equity awards that may be granted, in each case, between June 30, 2022 and the closing of the Merger. Pursuant to the terms of the Merger Agreement, any

Company Stock Options for which the exercise price is greater than or equal to the Cash Consideration will be cancelled without payment of any consideration.

Name	Number of Unvested Company Stock Options (#)	Value of Unvested Company Stock Options ($)(1)	Maximum Value of CVRs in respect of Unvested Company Stock Options ($)(2)	Number of Vested Company Stock Options (#)	Value of Vested Company Stock Options ($)(1)	Maximum Value of CVRs in respect of Vested Company Stock Options ($)(2)	Number of Unvested Company RSUs (#)	Value of Unvested Company RSUs ($)(3)	Maximum Value of CVRs in respect of Unvested Company RSUs ($)(2)
Executive Officers
G. Kelly Martin (4)	263,542	—	—	311,458	—	—	315,000	3,150,000	315,000
Mark William Conley	—	—	—	—	—	—	50,000	500,000	50,000
Danielle Holtschlag	50,000	—	—	—	—	—	25,000	250,000	25,000
Elizabeth Messersmith, Ph.D.	82,500	—	—	37,500	—	—	68,334	683,340	68,334
Chhaya Shah	46,981	—	—	113,019	—	—	78,334	783,340	78,334

Directors
Owen Hughes	10,000	36,000	10,000	211,694	65,788	32,894	5,500	55,000	5,500
Catherine J. Friedman	10,000	36,000	10,000	143,800	—	—	5,500	55,000	5,500
Jean-Pierre Garnier, Ph.D.	10,000	36,000	10,000	143,800	—	—	5,500	55,000	5,500
Andrew C. von Eschenbach, M.D.	32,500	36,000	10,000	7,500	—	—	5,500	55,000	5,500
Willard H. Dere, M.D.	10,000	36,000	10,000	158,800	—	—	5,500	55,000	5,500
Machelle Sanders	32,500	36,000	10,000	7,500	—	—	5,500	55,000	5,500
Sean Murphy	32,500	36,000	10,000	37,500	—	—	5,500	55,000	5,500
Susan Vissers Lisa	30,000	124,800	30,000	—	—	—	—	—	—
Jennifer Jarrett	30,000	124,800	30,000	—	—	—	—	—	—

(1)

The estimated value of the Company Stock Options equals the aggregate number of Shares underlying the Company Stock Options multiplied by the amount, if any, by which the Cash Consideration per Share exceeds the per share exercise price of the Company Stock Options.

(2)	The estimated value of the CVRs assumes that the $1.00 per CVR payment is received based on achievement of the Milestone.
(3)

The estimated value of Company RSUs equals the aggregate number of Shares underlying the Company RSUs, including Company PRSUs that will vest in the Merger in the case of Mr. Martin, multiplied by the Cash Consideration per Share.

(4)

For Mr. Martin, the values listed exclude 1,035,000 Company Performance Options and 720,000 Company PRSUs, in each case, which will not vest and will be cancelled for no consideration in accordance with the Merger Agreement.

Treatment of the Company ESPP

The Company sponsors an Employee Stock Purchase Plan (the “Company ESPP”) in which executive officers and other employees are eligible to participate. Pursuant to the terms of the Merger Agreement, the Company will continue to operate the Company ESPP in accordance with its terms and past practice for the Offering Period (as defined in the Company ESPP) in effect on the date of the Merger Agreement (the “Current Purchase Period”). If the Effective Time is expected to occur prior to the end of the Current Purchase Period, the Company Board (or if applicable, the committee administering the Company ESPP) will take action to provide that each Company ESPP Option shall be exercised upon the earlier to occur of (i) a date that is no later than five business days on which The Nasdaq Stock Market LLC is open for trading prior to the Effective Time, or (ii) the date on which the Current Purchase Period would otherwise end. From and after the date of the Merger Agreement, (A) no individual participating in the Company ESPP shall be permitted to (x) increase the amount of such participant’s rate of payroll contributions under the Company ESPP, or (y) except to the extent required by applicable law, make separate non-payroll contributions to the Company ESPP, (B) no individual who is not participating in the Current Purchase Period may commence participation in such Current Purchase Period or the Company ESPP after the date of the Merger Agreement, and (C) the commencement of any future Offering Period shall be suspended unless and until the Merger Agreement is terminated. Each Company ESPP participant’s accumulated contributions under the Company ESPP shall be used to purchase Shares under the Current Purchase Period in accordance with the terms of the Company ESPP, which Shares shall be treated in accordance with the terms of the Merger Agreement.

Current Employees—Employee Benefit Plans

Pursuant to the Merger Agreement, for a period of one year following the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain for each individual employed by the Company or any of its subsidiaries at the Effective Time (each, a “Current Employee”) while they remain employed following the Effective Time (i) each of an annual rate of base salary or wages, as applicable, and a target annual cash incentive compensation opportunity not less than that provided to the Current Employee as of immediately prior to the Effective Time, (ii) employee benefits that are at least as favorable in the aggregate as the employee benefits maintained for and provided to the Current Employee as of immediately prior to the Effective Time (excluding defined benefit pension, nonqualified deferred compensation, retiree or post-employment health and welfare, equity or equity-based, and change-in-control compensation or benefits) and (iii) severance benefits that are at least as favorable as the severance benefits provided by the Company or one of its subsidiaries to the Current Employee as of immediately prior to the Effective Time.

Parent shall, and shall cause the Surviving Corporation to, cause service rendered by Current Employees to the Company and its subsidiaries prior to the Effective Time to be taken into account for all purposes under employee benefit plans of Parent and the Surviving Corporation and its subsidiaries (other than for benefit accrual purposes under any defined benefit plan), to the same extent as such service was taken into account under the corresponding employee benefit plan of the Company (each, a “Company Plan”) immediately prior to the Effective Time for those purposes; provided, that, the foregoing will not apply (i) to the extent that its application would result in a duplication of benefits with respect to the same period of service, or (ii) to any defined benefit pension, nonqualified deferred compensation, retiree or post-employment health and welfare benefit plans. Parent shall, and shall cause the Surviving Corporation to, use commercially reasonable efforts, to not subject Current Employees to any eligibility requirements, waiting periods, actively-at-work requirements or pre-existing condition limitations under any employee benefit plan of Parent, the Surviving Corporation or its subsidiaries for any condition for which they would have been entitled to coverage under the corresponding Company Plan in which they participated prior to the Effective Time. Parent shall, and shall cause the Surviving Corporation and its subsidiaries to, use commercially reasonable efforts to give such Current Employees credit under such employee benefit plans for any eligible expenses incurred by such Current Employees and their covered dependents under a Company Plan during the portion of the year prior to the Effective Time for purposes of satisfying all co-payment, co-insurance, deductibles, maximum out-of-pocket requirements and other out-of-pocket expenses applicable to such Current Employees and their covered dependents in respect of the plan year in which the Effective Time occurs.

CEO Employment Agreement Severance Benefits

Pursuant to the terms of the Company’s employment agreement with Mr. Martin (the “CEO Employment Agreement”), if Mr. Martin’s employment is terminated (i) by the Company without “cause” or (ii) due to Mr. Martin’s resignation for “good reason” (each, as defined in the CEO Employment Agreement) within 12 months following a change in control of the Company, which would include the Merger, Mr. Martin is entitled to receive the following severance benefits subject to his executing a separation agreement, which includes a reaffirmation of his confidentiality and other restrictive covenants obligations and a six-month post-termination non-compete, and a general release of claims and such general release of claims becoming effective:

•	a lump sum payment equal to three times his base salary then in effect, or in effect prior to the Merger, if higher;

•	accelerated vesting of all of his unvested time-based stock options and other time-based equity awards; and

•

payment for continued group health plan premiums for up to 12 months or, if earlier, until the date on which Mr. Martin becomes eligible to receive substantially similar coverage in connection with new or self-employment or becomes ineligible for COBRA continuation coverage.

Upon the closing of the Merger, Mr. Martin’s equity awards will be treated in the manner set forth in the Merger Agreement, as described in the subsection above entitled “—Effect of the Offer and the Merger on Stock Awards—Generally”. If any of the payments or benefits received by Mr. Martin under the CEO Employment Agreement would be subject to the excise tax imposed by Section 4999 of Code, then he will be entitled to receive the greater on an after-tax basis of (i) the amount of such payments, reduced such that no portion fails to be tax deductible under Section 280G of the Code and (ii) the full amount of the payments (taking into account all applicable taxes).

For an estimation of the amounts that may be payable to Mr. Martin pursuant to the CEO Employment Agreement, please see Item 8 under the subsection entitled “—Golden Parachute Compensation”.

Severance Agreement Benefits

Each of Elizabeth Messersmith and Chhaya Shah has entered into an executive severance agreement (the “Severance Agreements”) that provides that if the executive’s employment is terminated without “cause” or due to her resignation for “good reason” (each as defined in the Severance Agreements) within 12 months following a change in control of the Company, which includes the Merger, then subject to the executive executing a general release of claims and continuing to comply with the terms of the executive’s employee confidentiality and non-compete agreement, each executive will be entitled to receive:

•	a lump sum payment equal to 18 months of base salary;

•	a lump sum payment equal to 18 months of group health plan premiums;

•	any unpaid annual bonus for the year prior to the year in which her termination occurs, based upon actual performance and payable in a lump sum;

•	payment of her target annual bonus for the year in which termination occurs; and

•	accelerated vesting of all outstanding unvested Company equity and equity-based awards that vest solely based on the passage of time.

Upon the closing of the Merger, the equity awards held by Dr. Messersmith and Ms. Shah will be treated in the manner set forth in the Merger Agreement, as described in the subsection above entitled “—Effect of the Offer and the Merger on Stock Awards—Generally”. If any of the payments or benefits received by Dr. Messersmith or Ms. Shah under the Severance Agreements would be subject to the excise tax imposed by Section 4999 of the Code, then they will be entitled to receive the greater on an after-tax basis of (i) the amount of such payments, reduced such that no portion fails to be tax deductible under Section 280G of the Code and (ii) the full amount of the payments (taking into account all applicable taxes).

For an estimation of the amounts that may be payable to Ms. Shah pursuant to her Severance Agreement, please see Item 8 under the subsection entitled “—Golden Parachute Compensation”. The amount that may be payable to Dr. Messersmith pursuant to her Severance Agreement is in the aggregate approximately $917,677 (excluding the value of her equity award accelerated vesting).

Severance Plan Benefits

The Company maintains a change in control severance plan (the “Severance Plan”) that provides severance benefits to eligible employees who are not otherwise entitled to receive severance benefits under another Company contract or agreement. Under the terms of the Severance Plan, if the employment of Mark Conley or

Danielle Holtschlag is terminated without “cause” (as defined in the Severance Plan) within 12 months following a change in control of the Company, which includes the Merger, then subject to the executive executing a general release of claims and continuing to comply with the terms of his or her respective employee confidentiality and non-compete agreement, the executive will be entitled to receive the following benefits based on his or her respective employment level under the Severance Plan:

•	base salary payments for 12 months, payable in a lump sum;

•	payment of group health plan premiums for 12 months, grossed-up for taxes and payable in a lump sum;

•	any unpaid annual bonus for the year prior to the year in which the termination occurs, based upon actual performance and payable in a lump sum;

•	payment of his or her target annual bonus for the year in which the termination occurs; and

•	accelerated vesting of all outstanding unvested Company equity and equity-based awards that vest solely based on the passage of time.

Upon the closing of the Merger, the equity awards held by Mr. Conley and Ms. Holtschlag will be treated in the manner set forth in the Merger Agreement, as described in the subsection above entitled “—Effect of the Offer and the Merger on Stock Awards—Generally”. If any of the payments or benefits received by Mr. Conley or Ms. Holtschlag under the Severance Plan would be subject to the excise tax imposed by Section 4999 of the Code, then they will be entitled to receive the greater on an after-tax basis of (i) the amount of such payments, reduced such that no portion fails to be tax deductible under Section 280G of the Code and (ii) the full amount of the payments (taking into account all applicable taxes).

For an estimation of the amounts that may be payable to Ms. Holtschlag pursuant to the Severance Plan, please see Item 8 under the subsection entitled “—Golden Parachute Compensation”. The amount that may be payable to Mr. Conley pursuant to the Severance Plan is in the aggregate approximately $548,167 (excluding the value of his equity award accelerated vesting).

Director Compensation Program

Under the Company’ non-employee director compensation program, all outstanding equity awards granted under the Company’s 2018 Stock Option and Incentive Plan or any other equity incentive plan maintained by the Company that are held by a non-employee director will become fully vested and/or exercisable upon a change in

Rule 14d-10(d) Matters

Prior to the consummation of the Offer, to the extent required, the compensation committee of the Company Board will take such steps to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the compensation committee of the Company Board in accordance with the requirements of Rule 14d-10(d)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Director and Officer Indemnification and Insurance

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The Company has included in its restated certificate of incorporation (as amended, the “Charter”) provisions to limit or eliminate the personal liability of its directors to the fullest extent permitted under Delaware law, as it now exists or may in the future be amended.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person served in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery (the “Court of Chancery”) or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 of the DGCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 of the DGCL also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145 of the DGCL.

The Company’s Amended and Restated By-Laws (the “By-Laws”) provide that the Company will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the Company’s request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons, an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including, without limitation, attorneys’ fees), liabilities, losses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the corporation’s best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. The By-Laws provides that the Company will indemnify any Indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the Company’s request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including, without limitation, attorneys’ fees) actually and reasonably incurred by or behalf of Indemnitee in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which such Indemnitee shall have been adjudged to be liable to the Company, unless, and only to the extent that, a court determines that, despite such adjudication but in view of all of the circumstances, he or she is fairly and reasonably entitled to indemnification of such expenses (including, without limitation, attorneys’ fees) which the court shall deep proper. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by the Company against all expenses (including, without limitation, attorneys’ fees) actually and reasonably incurred by or on behalf of Indemnitee in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

The indemnification provisions contained in the By-Laws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

In addition, the Company maintains insurance on behalf of the Company’s directors and executive officers insuring them against certain liability asserted against them in their capacities as directors or officers or arising out of such status.

The Merger Agreement provides for certain indemnification, exculpation, advancement of expenses and insurance rights in favor of the Company’s current or former directors and officers prior to the Effective Time. Parent and Purchaser have agreed to honor and fulfill in all respects the obligations of the Company to indemnify and hold harmless the present (as of the Effective Time) or former director or officer of the Company against all obligations to pay a judgment, settlement, or penalty and reasonable expenses incurred in connection with any action, whether civil, criminal, administrative, arbitrative, or investigative, and whether formal or informal, arising out of or pertaining to any action or omission, including any action or omission in connection with the fact that the Indemnitee is or was an officer, director, fiduciary, or agent of the Company or its subsidiaries, or of another entity if such service was at the request of the Company, whether asserted or claimed prior to, at, or after the Effective Time, to the fullest extent permitted under applicable law, and have agreed to advance reasonable expenses to Indemnitees in the event of any such action. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) cause the Charter and/or By-Laws (and/or other similar organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, exculpation and expense advancement with respect to any acts or omissions occurring or alleged to have occurred at or prior to the Effective Time that are no less favorable than the indemnification, exculpation and expense advancement provisions contained in the Charter and By-Laws (or other similar organizational documents) of the Company and its subsidiaries as of the date of the Merger Agreement, and during such six year period, such provisions shall not be repealed, amended or otherwise modified in any manner adverse to the Indemnitees except as required by applicable law.

Prior to the Effective Time, the Company shall purchase a six-year “tail” prepaid policy on the directors’ and officers’ liability insurance policies on terms and conditions that is at least as protective as the directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement. If the policy is not obtained, Parent and the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries with respect to matters arising on or before the Effective Time; provided, that the annual premium for such tail policy may not be in excess of 300% of the last premium paid prior to the Effective Time. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such policy in full force and effect and continue to honor their respective obligations thereunder for a period of not less than six years.

Section 16 Matters

Prior to the consummation of the Offer, the Company and the Company Board will take all actions reasonably necessary to cause the dispositions of equity securities of the Company (including any “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act)) in connection with the transactions contemplated by the Merger Agreement by any director or executive officer of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder to be exempt under Rule 16b-3 under the Exchange Act.

Item 4. The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on June 22, 2022, the Company Board, among other things, unanimously resolved: (1) that the Merger Agreement and contemplated transactions are fair to, and in the best interests of, the Company and its stockholders; (2) that it is advisable to enter into the Merger Agreement; (3) to adopt the Merger Agreement and that the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the contemplated transactions are authorized and approved; and (4) to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for the other reasons described in more detail below, the Company Board hereby recommends that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

A copy of the press release issued by the Company, dated June 23, 2022, announcing the Merger Agreement, the Offer and the Merger is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology is not, and does not purport to be, a catalogue of every interaction among the Company, the Company Board, the Transaction Committee (as defined below) and any other applicable parties. Other than as described below, there have been no material contacts between the Company and Gurnet Point or Patient Square in the past two years.

The Company Board, together with the Company’s management and with the assistance of the Company’s advisors, regularly evaluates the Company’s strategic direction and ongoing business plans with the purpose of strengthening the Company’s business and enhancing stockholder value. As part of this evaluation, the Company Board has, from time to time, considered various potential strategic alternatives.

Over the past two years, the Company Board has focused primarily on the following potential strategic alternatives: (1) refinancing the Company’s outstanding indebtedness; (2) potential opportunities to expand the Company’s global footprint (referred to below as “Global Expansion”), along with bone health expansion opportunities, licensing opportunities and the potential sale (including a spin-off or carve out sale) of the Company’s product candidate RAD-011, a pharmaceutical-grade synthetic cannabidiol oral solution (“RAD-011”); and (3) the potential sale of the Company or TYMLOS (together referred to below as the “Company Sale Process”).

Prior to three pivotal Phase III readouts expected by the end of 2021, due to challenging market conditions, outstanding debt obligations and lower-than-expected sales of TYMLOS, the Company Board initiated a strategic review to evaluate alternatives for the Company to deliver value to its stockholders, inclusive of an effort to balance the risk of results of clinical trials, to drive positive cash flow, to extend debt maturities and to unlock the value of the Company’s assets. The Company Board considered risk sharing arrangements for the Company’s abaloparatide and/or RAD-011 products, monetizing the Company’s elacestrant royalty stream and milestone cashflow, expanding the Company’s global footprint by means of in- and out-licensing arrangements and selling individual assets or the Company as a whole. The failure of aboloparatide TD (the “Patch”), a different formulation of abaloparatide delivered using Kindeva Drug Delivery L.P.’s patented microstructured transdermal system technology, which the Company announced in December 2021, further cemented the need for the Company to explore a variety of pathways to maximize value to stockholders. Over the course of this review, the Company engaged with over 70 parties across multiple opportunities, ultimately resulting in the Company’s agreement to be acquired by Gurnet Point and Patient Square for the reasons described under “—Reasons for the Recommendation of the Company Board.”

In connection with these efforts, from time to time, members of the Company’s management have had meetings and other discussions with representatives of several strategic and financial sponsor counterparties regarding potential strategic transactions involving the Company, as set out further below.

Refinancing of the Company’s Outstanding Indebtedness

In May 2020, the Company began discussions with various financial institutions and holders of its convertible notes to evaluate opportunities to partially refinance its outstanding indebtedness. The Company intended to partially refinance its outstanding convertible notes to reduce dilution and refinancing risk and to diversify the Company’s sources of debt financing. The Company engaged a financial advisor in November 2020 to assist the Company in evaluating the potential refinancing, and decided in late 2020, in consultation with its financial advisor, that it would be more prudent to commence the process early in 2021 given limited third-party availability and competing priorities at the end of the year.

During the first quarter of 2021, the Company held formal discussions with eight prospective capital providers (including signed non-disclosure agreements and meetings with the Company’s management) and informal discussions with an additional two prospective capital providers (which were introductory discussions based on publicly available information) and received four proposals (including three term sheets and correspondence regarding a potential fourth proposal). After carefully reviewing its options and considering the advice of a financial advisor specializing in refinancing convertible notes, in March 2021, the Company Board authorized the Company to enter into a refinancing transaction (the “2021 Refinancing”) with MidCap Financial Trust, an institution with which the Company already had outstanding loans. The 2021 Refinancing involved (1) a secured term loan facility in an aggregate principal amount of up to $150 million, with an additional $25 million term loan that the Company could request within one year of the closing date of the initial term loan, and (2) a revolving credit facility in an aggregate principal amount of up to $25 million. The 2021 Refinancing was designed to reduce the risk of stockholder dilution in the event of a “forced roll-over” of the Company’s then-current convertible notes, prepay debt ahead of 2024 to reduce future refinancing risk, put cash on the balance sheet for liquidity, and diversify the Company’s sources of debt financing.

By the end of 2021 and the beginning of 2022, the interest rate and biotechnology market environments had shifted and become more challenging for the Company. In January 2022, the Company launched the next phase of its refinancing process, through which it intended to (1) repay the remainder of the outstanding term loan and convertible notes with longer-dated new debt; (2) provide operating flexibility; and (3) optimize the Company’s ability to monetize the elacestrant royalty stream and milestone cashflow, the proceeds of which would be used to repay outstanding debt. During the first quarter of 2022, the Company held discussions with nine potential capital providers and received four proposals (including two term sheets). In April 2022, at the direction of the audit committee of the Company Board (the “Audit Committee”), the Company signed a non-binding term sheet for new term loans, an equity investment and warrants to purchase shares of the Company’s common stock with a financial institution that was selected by the Audit Committee due to the institution’s substantial capital commitment and strategic fit. However, in June 2022, the Company Board determined to pause its negotiations with the financial institution related to the second stage of the refinancing, as the Company Sale Process became increasing likely to succeed.

Global Expansion and Licensing Opportunities

Early in 2021, at the Company Board’s direction, the Company’s management sought to improve the commercial prospects of the Company’s assets and, by extension, the Company’s returns to stockholders, by expanding the Company’s global footprint, principally by commercializing TYMLOS in new markets.

During 2021, representatives of the Company met with 21 potential partners to discuss the Global Expansion in, among other regions, China, Israel, South Korea, and the Middle East and North Africa (the “MENA Region”). Term sheet drafts were exchanged with five potential partners, and contract negotiations advanced further with one of these prospective partners regarding a potential licensing transaction for TYMLOS. Discussions with the other 16 parties did not advance beyond initial conversations.

Between April 2021 and December 2021, representatives of the Company also met with five prospective licensing partners to discuss potential in-licensing opportunities relating to the Company’s bone health franchise in an effort to license new product candidates that would be synergistic with the Company’s commercial footprint. Discussions with four of those prospective parties did not advance beyond business and scientific due diligence. Preliminary contract negotiations and a due diligence process began with one potential partner, but were placed on hold in August 2021 because the Company determined that there were insufficient data available with respect to the potential partner’s technology.

In addition, the Company also explored potential licensing opportunities for RAD-011. Between September 2021 and February 2022, the Company held meetings with seven prospective licensing partners, most of which were introductory discussions that did not advance beyond those initial meetings.

The Company continued to explore potential Global Expansion opportunities in 2022. Between January 2022 and June 2022, the Company continued discussions with potential Global Expansion partners, including an additional 15 potential partners.

As a result of these efforts, on June 8, 2022, the Company, acting at the direction of the Company Board, announced publicly that it had entered into licensing agreements for TYMLOS with each of Labatec Pharma SA (Switzerland and the MENA Region), Pharmbio Korea Inc. (South Korea) and Biosidus (Colombia).

In early 2022, the Company Board considered potential alternative transactions involving RAD-011, including through a spin-off or carve out sale. In parallel, the Company continued to explore in- and out-licensing opportunities for RAD-011. In connection with this process, between March 2022 and June 2022, the Company resumed discussions with a potential licensing partner with which it had held prior discussions, as well as with 12 additional prospective partners. These meetings were primarily informational and did not result in any substantive negotiations regarding the terms of a potential RAD-011 licensing transaction.

The Company Sale Process

Toward the end of 2021, the Company determined to explore the potential sale of TYMLOS or a sale of the Company as a whole. Among the strategic alternatives that the Company was evaluating, in the interest of maximizing value to stockholders and in the wake of the failure of the Patch, the Company focused primarily on the sale of TYMLOS or the Company as a whole. During this process, the Company or its financial advisor met with or contacted 15 potentially interested parties in total, including Gurnet Point. The potentially interested parties included large international pharmaceutical companies, financial sponsors and public and private pharmaceutical companies.

In November and December 2021, Mr. Owen Hughes, the Chairman of the Company Board, met with two potential strategic bidders that the Company believed might have an interest in acquiring TYMLOS or the Company and sufficient financial resources to complete an acquisition. In mid-January, the Company requested that J.P. Morgan Securities LLC (“J.P. Morgan”) serve as financial advisor to the Company and the Company Board in connection with the process. The Company selected J.P. Morgan due to J.P. Morgan’s expertise in the market and experience with mergers and acquisitions. In late January 2022, at the Company’s direction, J.P. Morgan began contacting 10 additional potential strategic and financial bidders that the Company had identified as potentially having an interest in acquiring TYMLOS. The potentially interested parties were identified based on prior discussions held between the Company and potentially interested parties, supplemented by J.P. Morgan’s industry knowledge and view of potential bidders that would be familiar with the Company and its industry, willing to engage in a transaction of this size and able to pursue this opportunity. Given that TYMLOS represented a substantial majority of the value of the Company, the Company directed J.P. Morgan to indicate to those potential bidders that, in addition to proposals to acquire TYMLOS, the Company would also consider proposals to acquire the Company as a whole.

On January 26, 2022, the Company and Gurnet Point entered into a confidential disclosure agreement (“CDA”), which did not include a standstill provision. See “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Parent—The Confidentiality Agreement”. Additionally, on February 1, 2022, the Company and Party B (as defined below) entered into a confidential disclosure agreement, which did not include a standstill provision. The Company entered into CDAs with eight additional potential bidders in connection with the Company Sale Process, which CDAs did not include any standstill provisions.

Between late January 2022 and late February 2022, 10 of the 15 potentially interested parties contacted by the Company or J.P. Morgan declined to participate in the Company’s sale process.

On February 10, 2022, the Company received a letter of intent from one of the potential purchasers (“Party A”) with whom the Company had met in late 2021 regarding a potential acquisition of TYMLOS. On February 15, 2022, the Company entered into a CDA with Party A, which did not have a “don’t ask, don’t waive” provision. After several discussions, the Company determined that Party A’s proposed valuation of TYMLOS was too low and declined to proceed with further conversations with such party.

On February 23, 2022, at the Company’s direction, J.P. Morgan distributed process letters concerning a potential acquisition of TMYLOS to five parties who had previously expressed interest in the Company and its assets, including Gurnet Point, with an initial bid date of March 28, 2022.

On March 7, 2022, Velan Capital Investment Management LP (together with its affiliates and related parties, “Velan”) and Repertoire Partners LP (together with its affiliates and related parties, “Repertoire”) filed a joint Schedule 13D, disclosing their entry into a Group Agreement on February 15, 2022, under which they agreed to coordinate their activities with respect to the Company, as well as a Joint Filing Agreement on March 7, 2022. The Schedule 13D reported that each of Velan and Repertoire owned 1,371,400 shares of the Company’s Common Stock, collectively constituting 5.8% of the Company’s outstanding stock and economic exposure to approximately 8.2% of the Company’s outstanding common stock. Shortly after this filing, Velan and Repertoire sent an e-mail to certain employees of the Company, including G. Kelly Martin, President and Chief Executive Officer, Peter Schwartzman, Vice President, Corporate Finance and Ethan Holdaway, Head of Investor Relations, indicating their intent to deliver a formal nomination notice and requesting an extension of the director nomination deadline.

On March 11, 2022, Velan and Repertoire delivered notice of their intention to nominate four director candidates to the Board at the Annual Meeting, including Dr. Eric J. Ende, R. John Fletcher, Cynthia L. Flowers, and Ann MacDougall.

Also on March 11, 2022, Gurnet Point submitted a non-binding proposal to acquire the Company for upfront cash consideration of $10.50 per share, which represented a 24% premium to the Company’s then-current stock price, plus a contingent value right that would pay $1.75 per share in the event TYMLOS achieved certain net revenue milestones (the “Initial Gurnet Point Offer”). The directors continued to communicate with each other, with the Company’s management and with the Company’s advisors on an ongoing basis about developments regarding the Company Sale Process.

On March 15, 2022, Velan and Repertoire filed an amendment to their Schedule 13D disclosing their intention to nominate the four above named individuals as nominees for election to the Company Board at the Annual Meeting.

On March 28, 2022, the Company received two non-binding proposals. The first was a revised proposal from Gurnet Point to acquire the Company for $11.25 per share, plus a contingent value right that would pay $0.60 per share in the event elacestrant achieved U.S. Food and Drug Administration (“FDA”) approval with a label and indication restricted to use in ESR-1 positive patients prior to December 31, 2023, or $1.75 per share in the event elacestrant achieved FDA approval with a label and indication not restricted to use in ESR-1 positive patients prior to December 31, 2023 (the “Second Gurnet Point Offer”).

The second was a non-binding proposal (the “Party B Offer”) from an interested strategic party (“Party B”) to acquire TYMLOS through an asset sale, with upfront cash consideration of $450-475 million plus tiered annual royalties on TYMLOS with respect to U.S. net revenue.

On April 2, 2022, at the direction of the Company Board, the Company formally engaged J.P. Morgan to act as its financial advisor in connection with the Company Sale Process.

On April 3, 2022, the Company Board met, with members of the Company’s management in attendance, to discuss, among other topics, the Initial Gurnet Point Offer, the Second Gurnet Point Offer and the Party B Offer. During the meeting, Mr. Hughes summarized the proposals received to date from Gurnet Point, as well as the Party B Proposal. J.P. Morgan provided preliminary analysis on the proposals from a financial point of view, at the direction of the Company Board, and the directors discussed that analysis and the proposals. At the close of the meeting, the Company Board determined to have another meeting to further evaluate the Gurnet Point and Party B proposals before responding.

On April 6, 2022, the Company Board met, with representatives of J.P. Morgan in attendance, to further discuss the offers proposed by Gurnet Point and Party B.

On April 9, 2022, the Company Board met, with members of the Company’s management and representatives of J.P. Morgan and Ropes & Gray LLP, legal counsel to the Company (“Ropes & Gray”) present. Mr. Hughes invited J.P. Morgan to provide its perspective on the Company’s valuation, including with respect to a scenario in which the Company would shut down its RAD-011 program. J.P. Morgan then provided its perspective on the Second Gurnet Point Offer and the Party B Proposal, including its preliminary analysis of how the Company would be valued if it sold TYMLOS as proposed in the Party B Proposal. The Company Board concluded after discussion that the Party B Proposal was inadequate on the basis of its valuation and that the Second Gurnet Point Offer was also inadequate. The Company Board determined that the Second Gurnet Point Offer was more credible and compelling than Party B’s offer to acquire TYMLOS and would provide greater value for stockholders. The Company Board then instructed Ropes & Gray to produce a draft merger agreement to send to Gurnet Point, and J.P. Morgan to notify Party B that its proposal was inadequate and inquire whether Party B would increase its proposal or submit a proposal to acquire the whole Company. At this meeting, the Company Board also resolved to establish a transaction committee of the Company Board comprised of Mr. Hughes, Ms. Catherine J. Friedman, Dr. Jean-Pierre Garnier, and Mr. Sean Murphy (the “Transaction Committee”) for the purpose of streamlining the process of reviewing potential proposals to acquire TYMLOS or the Company and to update the Company Board on such potential proposals. As the process proceeded, however, the Company Board as a whole directed and actively participated in this process.

On April 11, 2022, at the direction of the Company Board, J.P. Morgan provided feedback to Gurnet Point that its revised proposal was inadequate. Nevertheless, the Company was willing to continue to engage with Gurnet

Point and negotiate more compelling economic terms. In that spirit, the Company Board directed Ropes & Gray to continue to progress the Initial Merger Agreement Draft (as defined below).

On April 11, 2022, at the direction of the Company Board, J.P. Morgan advised Party B that its proposal was insufficient. J.P. Morgan also communicated, at the direction of the Company Board, that the Company had received a proposal to purchase the whole Company and inquired as to whether Party B would be interested in pursuing an acquisition of the Company.

On April 19, 2022, Ropes & Gray sent a draft Merger Agreement (the “Initial Merger Agreement Draft”) to Gurnet Point’s counsel at Latham & Watkins LLP (“Latham & Watkins”), which included fully committed financing, a “hell or high water” regulatory efforts covenant, and a customary “window shop” non-solicit provision with a fiduciary out for the Company Board (the “Fiduciary Out”).

On April 20, 2022, Party B indicated that while it might be able to increase the consideration offered in its proposal to purchase TYMLOS, such a proposal would not be competitive in value to an all-cash acquisition proposal to buy the Company. Party B also noted that it could not compete on value to acquire the Company as a whole. As such, Party B declined to provide an additional proposal.

Between April 21, 2022 and May 10, 2022, Gurnet Point and its advisors conducted extensive due diligence on the Company.

On April 29, 2022, the Transaction Committee held a meeting, with members of the Company’s management and representatives of Ropes & Gray in attendance, to discuss recent developments with respect to negotiations between the Company and Gurnet Point. The Transaction Committee also resolved to appoint Mr. Murphy as Chairman of the Transaction Committee.

On May 20, 2022, the Company filed its preliminary proxy statement in connection with the Annual Meeting.

On May 23, 2022, the Transaction Committee met to discuss the potential transaction with Gurnet Point, with members of the Company’s management and representatives of J.P. Morgan and Ropes & Gray in attendance. The Transaction Committee discussed and agreed on the importance of Gurnet Point submitting an offer with fully committed financing. The Transaction Committee then instructed J.P. Morgan to request that Gurnet Point provide an updated proposal and further clarity on its proposed financing for the transaction.

On May 27, 2022, Gurnet Point submitted a revised non-binding proposal (the “Third Gurnet Point Offer”) to acquire the Company for $9.00 per share in cash, which represented a 47% premium to the Company’s then-current stock price, plus a contingent value right, entitling the holder to a potential maximum payment of $2.75 per share based upon (1) $0.50 per contingent value right upon FDA approval of elacestrant prior to December 31, 2023; (2) $0.50 per contingent value right upon FDA approval of the supplemental New Drug Application for use of TYMLOS in men with osteoporosis at high risk for fracture prior to December 31, 2023; (3) $0.50 per contingent value right if net sales of TYMLOS in calendar year 2024 or any prior calendar year exceed $300 million; and (4) an additional $1.25 per contingent value right if net sales of TYMLOS in calendar year 2024 or any prior calendar year exceed $350 million. Between April 8, 2022 and May 27, 2022, the price of shares of the Company’s common stock declined significantly, from a closing price of $8.91 per share on April 8, 2022 to $6.12 per share on May 27, 2022.

On May 31, 2022, the Transaction Committee met, with members of the Company’s management and representatives of J.P. Morgan and Ropes & Gray in attendance. During this meeting, the Transaction Committee discussed the need to prepare revised projections based on updated information about TYMLOS’ performance and subsequently instructed management to prepare the June Wholeco Projections and June TYMLOS Projections described further under “Financial Projections” below. The Transaction Committee also discussed the Third Gurnet Point Offer. Mr. Hughes expressed his view that this was not Gurnet Point’s best and final offer and the Transaction Committee noted that, based on the June TYMLOS Projections, TYMLOS was unlikely to achieve the milestone events contemplated in the Third Gurnet Point Offer, as they related to net revenue in calendar year 2024 or any prior calendar year exceeding $350 million. The Company and the Company’s advisors discussed a counterproposal to Gurnet Point, including that the contingent value right based solely on TMYLOS net sales should be adjusted to lower the net sales thresholds and extend the outside date. After discussing with J.P. Morgan, the Transaction Committee concluded that making the payment of the contingent value right based solely on TYMLOS net sales and making the threshold lower and more likely to be met would ultimately be more valuable to the Company’s stockholders than the multiple potential CVR thresholds proposed in the Third Gurnet Point Offer.

Throughout May and June 2022, Ropes & Gray and Latham & Watkins exchanged drafts of the Merger Agreement and the Company’s disclosure letter (the “Disclosure Letter”). In connection with these negotiations, the Company accepted a “reasonable best efforts” standard with respect to regulatory obligations and the structure of the transaction was changed from a one-step merger to a two-step tender offer to allow for a shorter time between signing and closing and benefit shareholders. The negotiations were otherwise focused on customary issues involving the covenants and representations and warranties. See “Arrangements with Purchaser and Parent—Merger Agreement”.

On June 6, 2022, each of the Company and Velan and Repertoire filed their respective definitive proxy statement in connection with the Annual Meeting. The Company disclosed in its definitive proxy statement that the Annual Meeting would be held on July 8, 2022, with holders of record of shares of Common Stock at the close of business on June 3, 2022 entitled to notice of, and to submit questions and vote electronically at, the Annual Meeting and any continuation, postponement, or adjournment thereof.

On June 7, 2022, the Company Board held a meeting, with members of the Company’s management and representatives of J.P. Morgan and Ropes & Gray in attendance. At the start of the meeting, the Company Board discussed and approved the June Wholeco Projections and June TYMLOS Projections described further under “Financial Projections” below. Subsequently, J.P. Morgan presented, at the direction of the Company Board, a preliminary financial analysis of the Third Gurnet Point Offer. The Company Board then discussed potential counterproposals to Gurnet Point. J.P. Morgan then left the meeting and the Company Board discussed the Third Gurnet Point Offer. Following the discussion, the Company Board determined to instruct J.P. Morgan to deliver a counterproposal to Gurnet Point for upfront cash consideration of $10.00 per share as well as a $1.50 per contingent value right if net sales of TYMLOS (inclusive of U.S. sales and Japan royalties) exceeds $250 million in any calendar year. Later on June 7, 2022, at the instruction of the Company’s management and the Company Board, J.P. Morgan communicated the revised proposal to Gurnet Point.

On June 10, 2022, Gurnet Point sent a further revised proposal (the “Fourth Gurnet Point Offer”) to acquire the Company for $10.00 per share, which represented a 41% premium to the Company’s then-current stock price, with a contingent value right entitling each holder to receive up to $1.50 per contingent value right upon the achievement by the Company of $330 million in net sales of TYMLOS during any consecutive 12-month period prior to December 31, 2025.

On June 11, 2022, certain members of the Company’s management and the Company Board, and representatives of Ropes & Gray and J.P. Morgan met to discuss the Fourth Gurnet Point Offer. Discussion focused on the proposed terms of the contingent value right and the belief that achievement of the proposed milestone would be reasonably possible based on the June TYMLOS Projections. Following discussion, such members of the Company Board agreed to respond to Gurnet Point with a counterproposal of a $1.00 contingent value right per share upon the achievement by Radius of $300 million in net sales of TYMLOS during any consecutive 12-month period prior to December 31, 2025. Later that same day, J.P. Morgan, at the direction of such members of such members of the Company Board, conveyed this counterproposal to Gurnet Point.

On June 12, 2022, J.P. Morgan spoke with Goldman, Sachs & Co. (“Goldman”), financial advisor to Gurnet Point, regarding the proposed contingent value rights terms. Following these discussions, Gurnet Point agreed to the contingent value right construct proposed by the Company.

On June 14, 2022, the Company Board held a meeting, with members of the Company’s management and representatives of J.P. Morgan and Ropes & Gray in attendance. At that meeting, Ropes & Gray reminded the Company Board of its fiduciary duties in the context of the potential transaction. Subsequently, at the direction of the Company Board, J.P. Morgan provided an overview of the Fourth Gurnet Point Offer. A discussion among the Company Board ensued, and the Company Board determined to move forward in negotiating a transaction on the current terms proposed by Gurnet Point.

Between June 17, 2022 and June 22, 2022, Ropes & Gray and Latham & Watkins continued to exchange drafts of the Merger Agreement and the Disclosure Letter, as well as drafts of the contingent value rights agreement, debt and equity commitment letters and limited guarantees.

On June 21, 2022, Gurnet Point informed the Company that it intended to involve a co-sponsor, Patient Square, in the transaction in order to assist in funding the transaction and contribute financial and operational expertise in a complex transaction. At this time, Gurnet Point and Patient Square confirmed that they would finance the transaction by means of a combination of committed debt financing provided by OrbiMed Advisors, LLC and equity commitments provided by certain funds of Gurnet Point and Patient Square.

On June 22, 2022, the Company Board met, with members of the Company’s management and representatives of J.P. Morgan and Ropes & Gray present, to consider approving the transaction. At the meeting, Ropes & Gray reminded the Company Board of its fiduciary duties in the context of the potential transaction and reviewed the terms and conditions of the transaction documents. Next, J.P. Morgan reviewed the conflicts disclosure that had been provided to the Company Board in advance of the meeting. The conflicts disclosure was dated June 15, 2022 and did not indicate any conflicts with respect to J.P. Morgan and Gurnet Point. (Patient Square was not covered by this conflicts disclosure, but J.P. Morgan subsequently confirmed there were no conflicts.) J.P. Morgan then reviewed its financial analyses of the Offer Price and Merger Consideration provided for in the Merger Agreement. Following its presentation, J.P. Morgan delivered to the Company Board its oral opinion, confirmed the following day by delivery of a written opinion dated June 23, 2022, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the Offer Price and Merger Consideration to be paid to the Company’s common stockholders in the Merger Agreement was fair, from a financial point of view, to the holders of Shares, as more fully described below in the section “—Opinion of the Company’s Financial Advisor—Opinion of J.P. Morgan”. Following discussions with its advisors and deliberation, the Company Board unanimously determined to recommend the proposed transaction to the stockholders for approval. In considering the Merger Agreement and the advisability of the proposed transactions, the Company Board considered a number of factors as described under “—Reasons for the Recommendation of the Company Board.”

On June 23, 2022, the parties executed the Merger Agreement.

On the morning of June 23, 2022, the Company issued a press release announcing the transaction.

In light of the execution of the Merger Agreement, the Board determined to postpone the Annual Meeting until July 26, 2022 to provide the Company’s stockholders additional time to evaluate information regarding the Offer as well as the Company Board’s strategic review process that ultimately led the Company Board to unanimously recommend the proposed transaction to stockholders for approval.

As of July 13, 2022, the Company had not received any alternative proposals to acquire the Company, which the Company Board would be permitted to consider under the terms of the Fiduciary Out.

Reasons for the Recommendation of the Company Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer, the Company Board consulted with the Company’s senior management and J.P. Morgan, and considered and analyzed a wide and complex range of factors, as discussed below. The Company Board also consulted with Ropes & Gray regarding the Company Board’s fiduciary duties, legal due diligence matters and the terms and conditions of the Merger Agreement and related agreements. Based on these consultations, considerations and analyses, including the factors discussed below, the Company Board concluded that entering into the Merger Agreement with Parent and Purchaser would yield the highest value reasonably obtainable for the Company’s stockholders and would be fair to, and in the best interests of, the Company’s stockholders.

The Company Board believed that the following material factors and benefits supported its unanimous determinations and recommendation:

•

The Company’s Operating and Financial Condition; Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations and business of the Company, as well as the Company’s prospects and risks, including the significant capital that would be required to expand TYMLOS sales and to bring the Company’s drug candidates to market (including expenditures related to clinical trials and regulatory approvals), the corresponding needs to raise additional capital and the Company’s outstanding debt. The Company Board also evaluated the Company’s current product development pipeline and general business and financial plans, including the risks and uncertainties associated with continued clinical development of the Company’s product candidates and the Company’s ability to carry out its current development and regulatory strategy, whether on its own or through collaboration with strategic partners.

•

Compelling Value on Both a Relative and Absolute Basis. The Company Board considered the aggregate value and form of the consideration to be received in the Offer and the Merger by the Company’s stockholders, including the fact that: (1) the upfront payment of $10.00 per Share in cash to be received in the Offer and upon consummation of the Merger, the current and historical market prices of the Shares, and the fact that the Cash Consideration represents a compelling premium to recent market prices of the Shares, including (without limitation) representing a ~45% premium to Radius’s trailing 30-day volume weighted-average price for the Shares as of June 21, 2022; (2) the Cash Consideration provides the Company’s stockholders with immediate and certain value in respect of their Shares, especially when viewed against the risks and uncertainties associated with the Company’s stand-alone strategy (see “—Risks Related to Remaining a Standalone Company” below) and the potential impact of such risks and uncertainties on the trading price of the Shares; (3) in addition to the Cash Consideration, the Company’s stockholders will receive one CVR per Share, which provides the Company’s stockholders with an opportunity to realize additional value to the extent that the Milestone is achieved, as described in the CVR Agreement and further herein; and (4) the Company Board believes that the Milestone is reasonably achievable, taking into account the June TYMLOS Projections and the fact that Parent has agreed to use Commercially Reasonable Efforts to achieve the Milestone.

•

Potential Strategic Alternatives. The Company Board considered possible alternatives to the proposed acquisition of the Company by Parent (including the possibility of continuing to operate the Company on a standalone basis), the potential benefits and risks of these alternatives to the Company and its stockholders and the timing and likelihood of effecting such alternatives. Among these considerations was that the Company or its financial advisor had met with or contacted 15 potentially interested parties in connection with exploring the potential sale of TYMLOS or the sale of the Company as a whole (with 10 of these parties declining to participate further and the majority of the remaining parties not expressing continued interest), in addition to the Company actively considering other alternatives, such as refinancing the Company’s outstanding indebtedness and potential opportunities to expand the Company’s global footprint, bone health opportunities, licensing opportunities, and the potential sale (including a spin-off) of the Company’s product candidate RAD-011. See “ —Background of the

Offer” for further discussion of the Company Board’s consideration of strategic alternatives. Taking into account the risks of execution as well as business, competitive, industry and market risks, the Company Board determined that none of the possible alternatives was reasonably likely to present superior opportunities for the Company to create greater value for the Company’s stockholders.

•

Full and Fair Value. The Company Board believed that the Offer Price of $10.00 per Share plus the CVR represented full and fair value for the Shares, taking into account the Company Board’s familiarity with the Company’s business strategy, assets, prospects, and projected financial performance, and the relative certainty of the Cash Consideration for the Offer as compared to forecasted financial results. For additional information regarding the financial projections considered by the Company Board in evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and in recommending that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer, please see the subsection entitled “—Certain Projections.”

•

Highest Value Reasonably Obtainable. The Company Board believed that the Offer Price represented the highest value reasonably obtainable for the Shares, based on the progress and outcome of the Company’s negotiations with Parent and that the number of other parties that had been contacted with respect to the acquisition of the Company had not expressed the desire or ability to propose a higher valuation. The Company Board believed, based on the Company’s negotiations with Parent and the advice of management and its advisors, that the Offer Price was the highest price per Share that Parent was willing to pay and that the Merger Agreement contained the most favorable terms to the Company to which Parent was willing to agree.

•

Speed and Likelihood of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a tender offer for all outstanding Shares and in light of the terms of the Merger Agreement, with the anticipated result of allowing stockholders to receive the Cash Consideration in a relatively short time frame, followed by the Merger, in which stockholders who do not validly exercise appraisal rights would receive the same consideration received by those stockholders who tender their Shares in the Offer. The Company Board also considered the likelihood of Parent’s ability to obtain requisite financing and its controlling stockholders’ history of completing complex transactions, including take-private transactions. The Company Board considered how the potential for closing within a relatively short time frame could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty inherent to the pendency of the transaction and related disruption.

•

Business Reputation of Gurnet Point and Patient Square. The Company Board considered the business reputation, management and financial resources of each of Gurnet Point and Patient Square, the ultimate owners of Parent, with respect to the transaction, including the impact these factors could have in relation to the potential achievement of the Milestone for the CVR. The Company Board also believed that these factors supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•

Existing Resources/Future Financing Needs of the Company. The Company Board considered the fact that the Company may require additional capital with regards to the development and commercialization of its product and product candidates, as well as fund its other ongoing operations. The Company Board also took into consideration that, while the Company may seek additional funding through future debt and equity financing or additional collaborations or strategic partnerships, any such fundraising could be highly dilutive to the Company’s existing stockholders, could require the Company to enter into restrictive covenants, might be available only on unfavorable terms, might not be available at all, and might be difficult to secure in light of the Company’s current debt burden.

•	Risks Related to Remaining a Standalone Company. The Company Board considered the Company’s prospects and risks if the Company were to remain an independent company. The Company Board considered the Company’s current business and financial plans, including the risks and uncertainties associated with achieving and executing on the Company’s business and financial plan in the short- and long-term, as well as the general risks of market conditions that could reduce the price of the Shares. Among the potential risks and uncertainties identified by the Company’s Board were (1) the belief that the Company’s strategic alternatives, including continuing as a standalone company, were unlikely to create greater value for the Company’s stockholders than the Offer and the Merger, taking into account, among other variables, (a) execution risks with respect to the Company’s business plan, (b) business, competitive, industry and market risks, particularly those in the pharmaceutical industry more generally, (c) risks that the Company may not be able to achieve profitability, (d) risks involved with future employee retention, (e) the Company’s outstanding indebtedness and limitations on opportunistic growth of the Company stemming from the financial overhang of the Company’s outstanding indebtedness and (f) risks related to the public market appropriately valuing the Company’s pipeline programs, including the loss of approximately 70% of the Company’s market value after the failure of the Patch; (2) risks and uncertainties associated with the commercialization of TYMLOS, the Company’s only commercial product, including an expected decrease in net sales of TYMLOS for the first quarter of 2022, as reported by the Company in a Press Release dated February 24, 2022, which was filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on February 24, 2022; (3) risks and uncertainties associated with the Company’s ability to execute on life cycle management activities for TYMLOS such as those intended to improve product labeling, including any study or studies to remove the limitation of use and/or expand indications; (4) risks relating to the Company’s ability to obtain and maintain patent coverage for TYMLOS and any future product candidates, including risks related to patent infringement lawsuits, re-examinations and the risk of generic products competing with any products marketed by the Company; (5) the various additional risks and uncertainties that are set forth in Part I, Item 1A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 24, 2022, as updated by the Company’s subsequent filings with the SEC; and (6) risks and uncertainties associated with macroeconomic conditions, including the COVID-19 pandemic and related variants and headwinds in the biotechnology marketplace, and the potential impact of such risks and uncertainties on a standalone strategy and trading price of the Shares, such as the uncertainty related to the spread of the COVID-19 pandemic and the potential consequences of such pandemic on the financial markets and the Company’s current and future business operations and the current state of the U.S. and global economies, including the increased volatility resulting from escalating political and global trade tensions, and the current and potential impact in both the near- and long-term on the pharmaceutical industry and the Company’s commercial operations related to its sales of TYMLOS.

•

Opinion of J.P. Morgan Securities LLC. The financial analyses presented by J.P. Morgan to the Company Board and the June 22, 2022 oral opinion delivered by J.P. Morgan to the Company Board, which was confirmed by delivery of its written opinion dated June 23, 2022, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the Offer Price and Merger Consideration to be paid to the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below in the section entitled “Opinion of the Company’s Financial Advisor—Opinion of J.P. Morgan”. The full text of the written opinion of J.P. Morgan, dated June 23, 2022, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

•	The Merger Agreement. For the reasons noted below, the Company Board believed that the provisions of the Merger Agreement were favorable to the Company and its stockholders. In particular:

•	Change in Recommendation/Termination Right. The Company Board considered the fact that the terms of the Merger Agreement permit the Company to respond to certain unsolicited proposals, and that the provisions of the Merger Agreement permit the Company Board in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment of a Company Termination Fee in the amount of $16,152,500. The Company Board concluded that such provisions were adequate to allow it to consider an alternative offer in a manner consistent with its fiduciary obligations to the Company and its stockholders.

•

Termination Fee. The Company Board believed that the $16,152,500 termination fee payable by the Company to Parent if the Merger Agreement is terminated under certain circumstances, and the circumstances under which such termination fee would be payable, in each case, as provided in the Merger Agreement, were reasonable, and would not unreasonably deter competing bids.

•

Extension of Offer Period. The Company Board considered that, under certain circumstances set forth in the Merger Agreement, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date.

•

Outside Date. The Company Board considered the fact that the outside date of December 23, 2022 under the Merger Agreement (on which either party, subject to certain exceptions, can terminate the Merger Agreement) allows for sufficient time to consummate the transactions contemplated by the Merger Agreement, but also prevents the Offer from being extended for an unreasonable amount of time.

•

Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions to Purchaser’s obligations to accept for payment and pay for Shares validly tendered pursuant to the Offer and to complete the Merger under the Merger Agreement, including the fact that the parties elected to have the Merger Agreement be governed by Section 251(h) of the DGCL to enable consummation of the Merger promptly following the consummation of the Offer, delivery of executed equity and debt commitment letters in the absence of a financing condition to the Merger Agreement and the requirement that Parent pay the Company a termination fee if Parent terminates the Merger Agreement under certain circumstances.

•

Antitrust Obligations. The parties must each use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act as promptly as reasonably possible; provided that Parent is not required to agree to (a) offer, negotiate, commit to, or effect, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, or other disposition of any and all of the capital stock, assets, equity holdings, rights, products, or businesses of Parent and its subsidiaries (including the Surviving Corporation and its subsidiaries), and any other restrictions on the activities of Parent and its subsidiaries (including the Surviving Corporation and its subsidiaries), or (b) contest, defend, or appeal any threatened or pending preliminary or permanent injunction or other order, decree, or ruling or statute, rule, regulation, or executive order that would adversely affect the ability of any party hereto to consummate the Offer and the Merger and taking other actions to prevent the entry, enactment, or promulgation thereof, if any such action described in subparts (a) or (b) would reasonably be expected to have (i) a material adverse effect on the business, assets or financial condition of Parent and its subsidiaries or affiliates, taken as a whole, after giving effect to the transactions contemplated by the Merger Agreement or (ii) a material adverse effect on the business, assets or financial condition of the Company; it being understood that a request for information or documentary material pursuant to the HSR Act shall not in itself constitute a material adverse effect. Parent, Purchaser and the Company also agreed to use reasonable best efforts to contest and resist any legal proceeding or order that would prohibit, prevent or restrict the consummation of the transactions contemplated by the Merger Agreement. The Company Board concluded that such provisions significantly increased the likelihood that any required antitrust approvals related to the Offer and the Merger would be obtained in a timely matter.

•

Enforcement. The Company Board considered the Company’s ability, subject to certain conditions, to obtain specific enforcement of Parent’s and Purchaser’s obligations under the Merger Agreement, thereby ensuring that the Company has an appropriate remedy in the event Parent and Purchaser were to decline to comply with their obligations under the Merger Agreement.

•

Material Adverse Effect. The Company Board considered the provision in the Merger Agreement that various changes, conditions, events, circumstances, effects, occurrences or developments related to the Company or its business are specifically excluded from the determination of whether a material adverse effect has occurred that otherwise would permit Parent and Purchaser to elect not to consummate the Offer.

•

Appraisal Rights. The Company Board considered the fact that the stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

The Company Board also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following:

•

Opportunity Costs. The fact that the Company will no longer exist as an independent public company and the Company’s stockholders will forego, except as connected to the CVR, any future increase in its value as an independent public company that might result from its possible growth due to operational improvements, strategic initiatives or otherwise.

•

CVR. The Company Board considered the fact that, despite the June TYMLOS Projections, the Milestone is reasonably achievable in the timeframe negotiated with Parent, the Milestone may nevertheless not be achieved at all or during the period required by the CVR Agreement for the Company’s stockholders to receive the payment due with respect to the Milestone pursuant to the CVRs.

•

Risk Associated with Failure to Complete the Offer and Consummate the Merger. The possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, (1) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction; (2) the Company will have incurred significant transaction costs; (3) the Company’s continuing business relationships with consultants, licensors, business partners and employees may be adversely affected; (4) the trading price of the Shares could be adversely affected; and (5) the market’s perceptions of the Company’s prospects could be adversely affected.

•

Interim Restrictions on Business Pending the Completion of the Offer and the Merger. Restrictions on the conduct of the Company’s business prior to the Effective Time due to pre-closing covenants in the Merger Agreement, whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent, which may have a material adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

•	No Solicitation and Termination Fee. Subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative Acquisition Proposals (as defined in the Merger Agreement),

and requires the Company to pay to Parent a termination fee in certain circumstances as described in the Merger Agreement, as well as in certain circumstances in which the Merger Agreement is terminated when an alternative proposal became publicly known prior to such termination and the Company later enters in any agreement with respect to an alternative proposal or consummates an alternative transaction within 12 months of such termination.

•

Effects of Transaction Announcement. The effect of the public announcement of the Merger Agreement, including the potential impacts on the Company’s ongoing business relationships and the Company’s ability to attract and retain key management and scientific and research personnel during the pendency of the transactions contemplated by the Merger Agreement, as well as the likelihood of litigation in connection with the Merger.

•

Timing Risks. The amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Purchaser may not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger, or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one or more of the Offer conditions not to be satisfied.

•	Taxable Consideration. The gains from the consideration to be received by the stockholders in the Offer and the Merger will generally be taxable to the stockholders for federal income tax purposes.

•

Other Interests. The possibility that the Company’s executive officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s other stockholders.

The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Company Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of the Company outweighed the risks or potential negative consequences.

Opinion of the Company’s Financial Advisor.

Opinion of J.P. Morgan

Pursuant to an engagement letter, the Company retained J.P. Morgan as its financial advisor in connection with the proposed Offer and Merger (collectively, the “Transaction”).

At the meeting of the Company Board on June 22, 2022, J.P. Morgan rendered its oral opinion to the Company Board that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the Offer Price and Merger Consideration to be paid to the Company’s stockholders in the proposed Transaction was fair, from a financial point of view, to such stockholders. J.P. Morgan confirmed its June 22, 2022 oral opinion by delivering its written opinion, dated as of June 23, 2022 to the Company Board that, as of such date, the Offer Price and Merger Consideration to be paid to the Company’s stockholders in the proposed Transaction was fair, from a financial point of view, to such stockholders.

The full text of the written opinion of J.P. Morgan, dated June 23, 2022, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The Company’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s opinion was addressed to the Company Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Transaction, was directed only to the Offer Price and Merger Consideration to be paid in the proposed Transaction and did not address any other aspect of the proposed Transaction. J.P. Morgan expressed no opinion as to the fairness of the Offer Price and Merger Consideration to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the proposed Transaction. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender their Shares into the proposed Offer or how such stockholder should vote with respect to the proposed Transaction or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the Merger Agreement, including the form CVR Agreement attached as Annex III thereto;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•

compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies in those transactions;

•

compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of the Company and Gurnet Point with respect to certain aspects of the Transaction, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to J.P. Morgan’s engagement letter with the Company, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Transaction and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement. J.P. Morgan also assumed that the representations and warranties made by the Company, Parent and Purchaser in the Merger Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

The projections furnished to J.P. Morgan were prepared by the Company’s management as discussed more fully in Item 4 under the subsection entitled “— Certain Projections”. The Company does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the proposed Transaction, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections and other forward-looking statements, please refer to Item 4 under the subsection entitled “—Certain Projections”.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the Offer Price and Merger Consideration to be paid to the holders of the Shares in the proposed Transaction, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the Transaction, or any class of such persons relative to the Offer Price and Merger Consideration to be paid to the holders of the Shares in the Transaction or with respect to the fairness of any such compensation.

The terms of the Merger Agreement were determined through arm’s length negotiations between the Company on one hand and Gurnet Point and Patient Square on the other, and the decision to enter into the Merger Agreement was solely that of the Company Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Company Board in its evaluation of the proposed Transaction and should not be viewed as determinative of the views of the Company Board or management with respect to the proposed Transaction, the Offer Price or Merger Consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to the Company Board on June 22, 2022 and in the financial analysis presented to the Company Board on such date in connection with the rendering of such opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with rendering its opinion to the Company Board and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be sufficiently analogous to the Company (or aspects thereof) based on J.P. Morgan’s experience and its familiarity with the industries in which the Company operates. The companies selected by J.P. Morgan were as follows:

•	Myovant Sciences Ltd.

•	Amarin Corporation plc

•	Intercept Pharmaceuticals, Inc.

•	Aerie Pharmaceuticals, Inc.

•	Rigel Pharmaceuticals, Inc.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for the purposes of J.P. Morgan’s analysis, J.P. Morgan considered to be similar to those of the Company. However, certain of these companies may have characteristics that are materially different from those of the Company. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect the Company.

Using publicly available information, J.P. Morgan calculated the multiple of the firm value (the “FV”) for Radius and the selected companies (calculated as equity value, plus or minus, as applicable, net debt or net cash) to the analyst consensus estimates of fiscal year 2023 net revenues for the applicable company (the “FV/2023E Net Revenue Multiple”).

Based on the above analysis, J.P. Morgan selected a FV/2023E Net Revenue Multiple reference range for the Company of 1.5x to 2.7x. J.P. Morgan then applied such reference range to the Company’s projected net revenue for calendar year 2023 provided in the June Wholeco Projections. The analysis indicated a range of implied per share equity value for the Shares (rounded to the nearest $0.25) of approximately $2.25 to $8.50, which J.P. Morgan compared to the implied per share equity value of the Offer Price of $10.00.

Selected Transactions Analysis. Using publicly available information, J.P. Morgan examined selected transactions involving businesses which J.P. Morgan judged to be similar to the Company’s business (or aspects thereof) based on J.P. Morgan’s experience and familiarity with the industries in which the Company operates. The following transactions were selected by J.P. Morgan as relevant to the evaluation of the proposed Transaction:

Announcement Date	Acquiror	Target
April 13, 2022	Halozyme Therapeutics, Inc.	Antares Pharma, Inc.
October 11, 2021	Pacira BioSciences, Inc.	Flexion Therapeutics, Inc.
October 11, 2021	Supernus Pharmaceuticals, Inc.	Adamas Pharmaceuticals, Inc.
October 1, 2020	Covis Group S.à.r.l.	Amag Pharmaceuticals, Inc.
September 30, 2019	Swedish Orphan Biovitrum AB	Dova Pharmaceuticals, Inc.
December 26, 2017	Mallinckrodt plc	Sucampo Pharmaceuticals, Inc.
July 21, 2016	Galenica AG	Relypsa, Inc.
May 23, 2016	Arbor Pharmaceuticals, Inc.	XenoPort, Inc.
February 11, 2014	Mallinckrodt plc	Cadence Pharmaceuticals, Inc.

None of the selected transactions reviewed was identical to the proposed Transaction. However, the selected transactions were chosen because certain aspects of the transactions, for purposes of J.P. Morgan’s analysis, may be considered similar to the proposed Transaction. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the transactions differently than they would affect the proposed Transaction.

Using publicly available information, J.P. Morgan calculated, for each selected transaction, the multiple of the target company’s FV implied in the relevant transaction to the target company’s estimated net revenue for the fifth calendar year following the announcement of the applicable transaction (the “FV/CY+5 Net Revenue Multiple”).

Based on the above analysis, J.P. Morgan selected a FV/CY+5 Net Revenue Multiple reference range for the Company of 1.4x to 3.0x. J.P. Morgan then applied such reference range to the Company’s projected net revenue for calendar year 2026 provided in the June Wholeco Projections. The analysis indicated a range of implied per share equity value for the Shares (rounded to the nearest $0.25) of approximately $4.00 to $14.50, which J.P. Morgan compared to the implied per share equity value of the Offer Price of $10.00.

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for the Shares. J.P. Morgan calculated the unlevered free cash flow that the Company is expected to generate from July 1, 2022 through fiscal year 2035 (as set forth in Item 4 under the subsection entitled “—Certain Projections”, based upon financial projections prepared by the management of the Company through the years ended 2035. At the direction of the Company’s management, J.P. Morgan did not assign an implied terminal asset value. The unlevered free cash flows were then discounted to present value as of June 30, 2022 using a range of discount rates from 9.5% to 12.5%, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company. The present values of the unlevered free cash flow were then adjusted for the Company’s estimated net debt of $277 million as of June 30, 2022, option exercise proceeds, outstanding restricted stock units, performance restricted stock units, and performance stock units, in each case, as of June 21, 2022, and the impact of certain net operating losses, as of June 30, 2022, accrued historically by the Company as provided by management. This analysis indicated a range of implied per share equity value for the Shares (rounded to the nearest $0.25) of $8.50 to $11.00, which J.P. Morgan compared to the implied per share equity value of the Offer Price of $10.00.

Miscellaneous. The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the proposed Transaction. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen because certain aspects of the transactions, for purposes of J.P. Morgan’s analysis, may be considered similar to the proposed Transaction. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the proposed Transaction.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the proposed Transaction and deliver an opinion to the Company Board with respect to the proposed Transaction on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with the Company and the industries in which it operates.

The Company has agreed to pay J.P. Morgan an estimated fee of approximately $17.2 million, $3.0 million of which became payable to J.P. Morgan at the time J.P. Morgan delivered its opinion and the remainder of which is contingent and payable upon the consummation of the proposed Transaction. In addition, the Company has agreed to reimburse J.P. Morgan for certain of its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.

During the two years preceding the date of its opinion, neither J.P. Morgan nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with Patient Square and Gurnet Point and any known affiliates thereof. During the two years preceding the date of its opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with the Company, for which J.P. Morgan and such affiliates received customary compensation. Such services during such period have included acting as financial advisor to the Company on its acquisition of Benuvia Therapeutics Inc.’s synthetic cannabidiol oral solution in December 2020. During the two-year period preceding the delivery of J.P. Morgan’s opinion ending on May 31, 2022, the aggregate fees received by J.P. Morgan from the Company were approximately $600,000 – 900,000. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 2% of the outstanding common stock of the Company and less than 1% of the outstanding common stock of Gurnet Point and Patient Square. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company for their own account or for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities or other financial instruments.

Certain Projections.

Financial Projections

Other than full-year and quarterly financial guidance provided to investors, which the Company may update from time to time during the relevant year, the Company does not as a matter of course publicly disclose long-term forecasts or internal projections due to, among other reasons, the unpredictability of the underlying assumptions and estimates and the inherent difficulty of accurately predicting financial performance for future periods.

Initial TYMLOS Projections

In connection with its annual preparation of the Company’s long-range plan, between the fourth quarter of 2021 and January 2022, the Company’s management provided to the Company Board and to the Company’s financial advisor, J.P. Morgan, internal unaudited non-public standalone financial forecasts regarding the Company’s TYMLOS franchise, without giving effect to the Offer and the Merger (the “Initial TYMLOS Projections”). The Initial TYMLOS Projections are summarized below:

	Initial TYMLOS Projections
	Year Ending December 31
	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
	(Dollars in millions)
Total Revenue	$227	$233	$264	$309	$349	$373	$384	$390	$395	$400
EBIT(1)	39	117	159	199	233	253	262	264	266	269

(1)

“EBIT” represents total revenue less (1) product cost of goods sold, (2) Ipsen royalties, (3) research and development expenses, (4) selling, general and administrative expenses and (5) depreciation and amortization.

The Company’s management prepared the Initial TYMLOS Projections based on assumptions that they believed to be reasonably achievable with respect to United States and Japan royalties. These assumptions include, without limitation: (1) US osteoporosis market growth rates of 0.5% per year; (2) 2021 TYMLOS subcutaneous injection (“SC”) female market share of 25%; (3) peak TYMLOS SC female market share of 33%; (4) TYMLOS SC male launch in 2023; (5) peak TYMLOS SC male market share of 6%; (6) wholesale acquisition cost of $2,122; (7) net price increases of 1% annually and (8) the loss of market exclusivity in the United States in 2038. The forgoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive overview of all assumptions and estimates reflected in projections prepared by the Company’s management. The Initial TYMLOS Projections were shared with Gurnet Point on February 14, 2022.

February Wholeco Projections and February TYMLOS Projections

In February 2022, Company management provided the Company Board and J.P. Morgan with projections for the full Company, without giving effect to the Offer and the Merger (the “February Wholeco Projections” and “February TYMLOS Projections”). The February Wholeco Projections reflected the following adjustments to the assumptions of the Initial TYMLOS Projections: (1) reduced peak TYMLOS SC female market share of 30% (compared to 33% in the Initial TYMLOS Projections); (2) reduced peak TYMLOS SC male market share of 3% (compared to 6% in the Initial TYMLOS Projections); (3) reduced net price increases of 0% through 2025 and negative 2% thereafter and (4) loss of market exclusivity in the United States in 2031.

The February Wholeco Projections and February TYMLOS Projections are summarized below:

	February Wholeco Projections
	Year Ending December 31
	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
	(Dollars in millions)
Total Revenue	$236	$265	$279	$304	$360	$404	$494	$534	$600	$672	$444	$407	$330	$212
Product COGS	7	8	11	14	22	36	52	69	90	107	113	107	89	49
Ipsen Royalties	12	13	17	19	20	19	19	19	18	18	0	0	0	0
Gross Profit(1)	218	244	251	271	318	348	423	446	493	547	331	300	241	164
R&D	53	44	45	25	6	6	0	0	0	0	0	0	0	0
SG&A	139	138	136	176	187	188	184	172	173	174	57	10	10	9
EBIT(2)	22	53	58	56	107	135	228	269	314	367	270	288	229	154
D&A	3	8	13	15	18	18	11	5	5	5	5	2	2	0
EBITDA(3)	26	61	71	71	125	153	240	274	320	372	274	290	231	154
Unlevered Free Cash Flows(4)	18	59	61	58	109	157	240	258	288	298	208	229	182	121

(1)	“Gross Profit” represents total revenue less (1) product cost of goods sold and (2) Ipsen royalties.
(2)

“EBIT” represents total revenue less (1) product cost of goods sold, (2) Ipsen royalties, (3) research and development expenses, (4) selling, general and administrative expenses and (5) depreciation and amortization.

(3)	“EBITDA” represents total revenue less (1) product cost of goods sold, (2) Ipsen royalties, (3) research and development expenses and (4) selling, general and administrative expenses.
(4)

“Unlevered Free Cash Flows” represents total revenue less (1) product cost of goods sold, (2) Ipsen royalties, (3) research and development expenses, (4) selling, general and administrative expenses, (5) capital expenditures, (6) change in net working capital and (7) milestone payments.

	February TYMLOS Projections
	Year Ending December 31
	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
	(Dollars in millions)
Total Revenue	$231	$248	$271	$292	$304	$302	$297	$292	$288	$284
EBIT(1)	64	85	103	119	140	139	147	150	146	142

(1)

“EBIT” represents total revenue less (1) product cost of goods sold, (2) Ipsen royalties, (3) research and development expenses, (4) selling, general and administrative expenses and (5) depreciation and amortization.

June Wholeco Projections and June TYMLOS Projections

In June 2022, the Company’s management provided the Company Board and J.P. Morgan with updated projections adjusted to reflect the Company’s year-to-date performance (the “June Wholeco Projections” and “June TYMLOS Projections”). The Company Board approved the use of such financial projections in J.P. Morgan’s financial analyses and opinion. These updated projections reflected the following adjustments to the February Wholeco Projections: (1) reduced estimated 2022 TYMLOS sales based on the year-to-date performance of TYMLOS and (2) reduced peak TYMLOS SC female market share of 29%. The June Wholeco Projections were used by J.P. Morgan at the direction of the Company Board in connection with the rendering of its opinion described in Item 4 under the subsection entitled “Opinion of the Company’s Financial Advisor—Opinion of J.P. Morgan” which is filed as Annex I to this Schedule 14D-9 and incorporated herein by reference.

The June Wholeco Projections and June TYMLOS Projections are summarized below:

	June Wholeco Projections
	Year Ending December 31
	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
	(Dollars in millions)
Total Revenue	$230	$259	$273	$298	$353	$397	$487	$528	$594	$665	$444	$407	$330	$212
Product COGS	6	8	11	14	22	36	52	69	90	107	113	107	89	49
Ipsen Royalties	11	13	16	18	19	19	19	18	18	18	0	0	0	0
Gross Profit(1)	213	238	246	265	312	342	417	440	487	541	331	300	241	164
R&D	53	44	45	25	6	6	0	0	0	0	0	0	0	0
SG&A	137	136	134	174	186	187	182	170	171	173	57	10	10	9
EBIT(2)	19	50	54	52	102	131	224	265	310	363	270	288	229	154
D&A	3	8	13	15	18	18	11	5	5	5	5	2	2	0
EBITDA(3)	22	58	67	67	120	149	235	270	315	368	274	290	231	154
Unlevered Free Cash Flows(4)	15	56	57	54	105	152	236	256	290	295	208	229	182	121

(1)	“Gross Profit” represents total revenue less (1) product cost of goods sold and (2) Ipsen royalties.

(2)

“EBIT” represents total revenue less (1) product cost of goods sold, (2) Ipsen royalties, (3) research and development expenses, (4) selling, general and administrative expenses and (5) depreciation and amortization.

(3)	“EBITDA” represents total revenue less (1) product cost of goods sold, (2) Ipsen royalties, (3) research and development expenses and (4) selling, general and administrative expenses.
(4)

“Unlevered Free Cash Flows” represents total revenue less (1) product cost of goods sold, (2) Ipsen royalties, (3) research and development expenses, (4) selling, general and administrative expenses, (5) capital expenditures, (6) change in net working capital and (7) milestone payments.

	June TYMLOS Projections
	Year Ending December 31
	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
	(Dollars in millions)
Total Revenue	$225	$242	$265	$285	$297	$295	$291	$286	$281	$277
EBIT(1)	60	82	99	115	136	134	143	145	141	138

(1)

“EBIT” represents total revenue less (1) product cost of goods sold, (2) Ipsen royalties, (3) research and development expenses, (4) selling, general and administrative expenses and (5) depreciation and amortization.

Additional Information Concerning the Financial Projections

The summary of the financial projections is included in this Schedule 14D-9 to provide the Company’s stockholders with access to certain financial projections that were made available to the Company Board and its financial advisor. The financial projections were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or U.S. generally accepted accounting principles (“GAAP”). The financial projections are forward-looking statements. All of the financial projections summarized in this section were prepared by the Company’s management.

The financial projections contain non-GAAP financial measures, including EBIT, EBITDA and Unlevered Free Cash Flow. The Company’s management included such measures in the financial projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of the Company. The Company’s management believes these non-GAAP financial measures are useful for investors, taken in conjunction with the Company’s GAAP financial statements, because they provide greater transparency and period-over-period comparability with respect to the Company’s operating performance and can enhance investors’ ability to identify operating trends in the Company’s business. The Company’s management uses these measures, among other factors, to assess and analyze operational results and trends and to make financial and operational decisions. A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Due to the forward-looking nature of these financial projections, specific quantification of the amounts that would be required to reconcile such financial projections to GAAP measures are not available. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. None of EBIT, EBITDA or Unlevered Free Cash Flow should be considered as an alternative to total revenue, operating income (loss) or net income (loss) as a measure of operating performance or cash flow or as a measure of liquidity.

No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the financial projections or expressed any opinion or given any other form of assurance with respect thereto, and no independent registered public accounting firm assumes any responsibility for the information contained in the financial projections. The reports of Deloitte & Touche LLP included in the

Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 relate solely to the historical financial information of the Company and to an assessment of the Company’s internal controls over financial reporting for such fiscal year. Such reports do not extend to the financial projections and should not be read to do so.

The Company is summarizing the financial projections in this Schedule 14D-9 to provide stockholders access to certain non-public, unaudited prospective financial information that was prepared in the ordinary course of the Company’s business and for the Company Board for purposes of considering and evaluating Parent’s proposal. By including the financial projections in this Schedule 14D-9, neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any security holder regarding the information included in the financial projections or the ultimate performance of the Company, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the financial projections. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the financial projections.

The assumptions and estimates underlying the financial projections, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized as forecasted. Actual results may differ materially from those reflected in the financial projections. In addition, the financial projections will be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.

The Company’s actual future financial results may differ materially from those expressed or implied in the financial projections due to numerous factors, including many that are beyond the Company’s ability to control or predict. While presented with numerical specificity, the financial projections necessarily are based on numerous assumptions, many of which are beyond the control of the Company and difficult to predict. Important factors that may affect actual results and result in the financial projections not being achieved include, but are not limited to, the timing of regulatory approvals and introduction of new products, market acceptance of new products, success of clinical testing, availability of third party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the impact of legal proceedings, the effect of global economic conditions, the cost and effect of changes in tax and other legislation and other risk factors described in the Company’s SEC filings, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, and described under the section below entitled “Cautionary Note Regarding Forward-Looking Statements”. The financial projections also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future commercialization of clinical stage drug candidates is a highly speculative endeavor. The information set forth in the financial projections is not fact and should not be relied upon as being necessarily indicative of actual future results.

The financial projections were developed for the Company based on the Company’s continued operation as a standalone, publicly traded company without giving effect to the Offer and the Merger, and therefore the financial projections do not give effect to the Offer, the Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer and the Merger, including potential cost synergies to be realized as a result of the Offer and the Merger, or to any costs incurred in connection with the Offer and the Merger. Furthermore, the financial projections do not take into account the effect of any failure of the Offer and the Merger to be completed and should not be viewed as accurate or continuing in that context.

The financial projections summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Company will not update or otherwise revise the financial projections hereafter to reflect circumstances arising after their preparation.

In light of the foregoing factors and the uncertainties inherent in the financial projections, readers of this Schedule 14D-9 are cautioned not to place undue reliance on the financial projections.

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors who own Shares currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

The Company has agreed to pay J.P. Morgan an estimated fee of approximately $17.2 million, $3.0 million of which was payable to J.P. Morgan at the time J.P. delivered its opinion and the remainder of which is contingent and payable upon the consummation of the Merger. In addition, the Company has agreed to reimburse J.P. Morgan for certain of its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.

The Company has retained Gagnier Communications LLC to advise it with respect to stockholder communications occurring in connection with the Offer. The Company will pay Gagnier Communications LLC approximately $75,000 for this service.

Additional information pertaining to the retention of J.P. Morgan by the Company in Item 4 under the subsection entitled “—Opinion of the Company’s Financial Advisor—Opinion of J.P. Morgan” is hereby incorporated by reference in this Item 5.

Neither the Company, nor any person acting on its behalf, has or currently intends to employ, retain or agree to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by the Company, or, to the Company’s knowledge after making reasonable inquiry, any of the directors, executive officers or affiliates of the Company, except for the transactions set forth below.

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
Jennifer Ann Jarrett	5/18/2022	30,000	$5.84	Grant, award, or other acquisition pursuant to Rule 16b-3(d)
Susan Vissers Lisa	5/18/2022	30,000	$5.84	Grant, award, or other acquisition pursuant to Rule 16b-3(d)

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a)  of this paragraph.

Item 8. Additional Information.

Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that (i) the Effective Time occurred on June 30, 2022; (ii) for purposes of the amounts shown in the columns entitled “Cash” and “Benefits”, the employment of each named executive officer will be terminated immediately following the Effective Time without “cause” (as defined in each named executive officer’s employment or severance agreement or the Severance Plan, as applicable), entitling the named executive officer to receive severance payments and benefits; (iii) the named executive officer’s base salary rate and target bonus remain unchanged from that in effect as of June 30, 2022; (iv) no named executive officer receives any additional equity grants on or prior to the Effective Time that will vest on or prior to the Effective Time; and (v) no named executive officer enters into a new agreement, amends an existing agreement or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. The amounts shown in the table do not include the payments or benefits that would have been earned on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger. In the footnotes to the table below, we refer to payments that are conditioned on the occurrence of both the Merger and the named executive officer’s qualifying termination of employment as being payable on a double trigger basis and payments or benefits that are conditioned only upon the occurrence of the Merger as being payable on a single trigger basis.

Named Executive Officer	Cash ($) (1)	Equity ($)(2)	Benefits ($)(3)	Tax Reimbursements ($)(4)	Tax Cutback Amount ($)(5)	Total ($)
G. Kelly Martin	2,100,000	3,465,000	41,785	—	—	$5,606,785
Steven Helwig	280,000	249,799	—	—	—	$529,799
Danielle Holtschlag	351,000	275,000	32,370	25,797	—	$684,167
Chhaya Shah	950,000	861,674	62,677	—	—	$1,874,351
James Chopas (6)	—	—	—	—	—	—
Salvador Grausso (7)	—	—	—	—	—	—

(1)

The amount for Mr. Martin represents the aggregate dollar value of severance payments that Mr. Martin would be entitled to receive upon a termination of employment by the Company without cause or due to resignation for good reason (each, as defined in the CEO Employment Agreement) within 12 months following a change in control of the Company as described in the subsection entitled “—CEO Employment Agreement Severance Benefits” above.

The amount for Ms. Shah represents the aggregate dollar value of the severance payments that she would be entitled to receive upon a termination of employment by the Company without cause or due to her resignation for good reason (each, as defined in her Severance Agreement) within 12 months following a change in control of the Company as described in the subsection entitled “—Severance Agreement Benefits” above.

Amounts for Mr. Helwig and Ms. Holtschlag represent the aggregate dollar value of the severance payments that the executive would be entitled to receive upon a termination of employment by the Company without cause (as defined in the Severance Plan) within 12 months following a change in control of the Company as described in the subsection entitled “—Severance Plan Benefits” above. Based on the terms of the Severance Plan, Mr. Helwig would be entitled to receive base salary payments for nine months and payment of his target annual bonus for the year in which the termination occurs. Each of the amounts described in this footnote (1) are payable on a double-trigger basis.

(2)

Amounts represent the value of unvested equity awards held by each named executive officer that will be accelerated, cancelled and converted to amounts in cash, together with the associated CVR consideration (assuming that the maximum contingent payment of $1.00 per CVR is received), as described in the section entitled “—Effect of the Offer and the Merger on Stock Awards—Generally” above. These amounts are payable on a single-trigger basis.

The following table shows the number and estimated value of the unvested Company Stock Options and unvested Company RSUs held by the named executive officers, including, in the case of Mr. Martin, Company PRSUs, that will vest in the Merger:

Named Executive Officer	Number of Unvested Company Stock Options (#)	Value of Unvested Company Stock Options ($)(B)	Number of Unvested Company RSUs (#)	Value of Unvested Company RSUs ($)(C)	Total Value of Unvested Equity Awards ($)
G. Kelly Martin (A)	263,542	$0	315,000	3,465,000	3,465,000
Steven Helwig	23,289	$0	22,709	249,799	249,799
Danielle Holtschlag	50,000	$0	25,000	275,000	275,000
Chhaya Shah	46,981	$0	78,334	861,674	861,674
James Chopas	—	—	—	—	—
Salvador Grausso	—	—	—	—	—

(A)

For Mr. Martin, the number of unvested Company Stock Options and Company RSUs includes the number of unvested Company PRSUs that will vest in the Merger and excludes (i) Company Performance Options that are held by him because the exercise price of such options is greater than the Cash Consideration and (ii) Company PRSUs that will not vest in the Merger and will be cancelled for no consideration in accordance with the Merger Agreement.

(B)

The value of the unvested Company Stock Options is zero because, pursuant to the terms of the Merger Agreement, any Company Stock Option for which the exercise price is greater than or equal to the Cash Consideration will be cancelled without payment of any consideration.

(C)

The estimated value of the Company RSUs equals the aggregate number of Shares underlying the Company RSUs, including Company PRSUs that will vest in the Merger in the case of Mr. Martin, multiplied by the Offer Price, assuming a $1.00 value for each CVR to be received as part of the Merger consideration.

(3)

Amounts represent the estimated value of group health plan premiums for continuation coverage under the Company’s group health plan (“COBRA Coverage Payments”) if the named executive officer incurs a qualifying termination and with respect to Mr. Martin, remains eligible for such payments for the maximum amount of time permitted. For a description of this continuation coverage for Mr. Martin, please see the subsection entitled “—CEO Employment Agreement Severance Benefits” above. For a description of this continuation coverage for Ms. Shah and Ms. Holtschlag please see the subsections entitled “—Severance Agreement Benefits” and “—Severance Plan Benefits” above, respectively. These amounts are payable on a double-trigger basis. Mr. Helwig is not eligible to receive COBRA Coverage Payments under the Severance Plan because he is not currently participating in the Company’s group health plan.

(4)

Amount represents the tax gross-up payment on COBRA Coverage Payments payable to Ms. Holtschlag under the terms of the Severance Plan. These amounts are payable on a double-trigger basis. Mr. Helwig is not eligible to receive the tax gross-up payment on COBRA Coverage Payments under the Severance Plan because he is not currently participating in the Company’s group health plan.

(5)

Pursuant to the CEO Employment Agreement, the Severance Agreements or the Severance Plan, as applicable, if any of the named executive officers receive payments or benefits that would be subject to the excise tax imposed by Section 4999 of the Code, then they will be entitled to receive the greater on an after-tax basis of (i) the amount of such payments, reduced such that no portion fails to be tax deductible under Section 280G of the Code and (ii) the full amount of the payments (taking into account all applicable taxes). Values assume that the full amount of payments and benefits, if any, due to the named executive officer is paid, without giving effect to any such reduction.

(6)	Mr. Chopas’ employment with the Company terminated in August 2021.
(7)	Mr. Grausso’s employment with the Company terminated in January 2022.

Conditions of the Offer.

The information set forth in Section 15 under the heading entitled “Conditions to the Offer” of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required.

Parent and Purchaser have represented and warranted to the Company in the Merger Agreement that neither Parent nor any of its subsidiaries, including Purchaser, is, nor at any time during the period commencing three years prior to the date of the Merger Agreement, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Section 251(h) of the DGCL generally provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer and its affiliates own at least such percentage of the shares of stock, and of each class or series thereof, of the acquired corporation that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement under the DGCL and the acquired corporation’s certificate of incorporation, and the other stockholders are entitled to receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Shares in the Offer will be entitled to exercise appraisal rights under Delaware law, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is consummated, holders of Shares as of immediately prior to the Effective Time who have not properly tendered their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the time Parent accepts properly tendered Shares for purchase (the “Acceptance Time”)) and have neither voted in favor of the Merger nor consented thereto in writing (and for which appraisal rights have not been waived) will be entitled to appraisal rights under Section 262 of the DGCL, provided such holders strictly and timely comply with the applicable statutory procedures under Section 262 of the DGCL. Holders whose Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger, assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL, and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below. In addition, all references in this summary to the Offer Price shall be deemed to refer to the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). The following discussion does not constitute any legal or other advice and does not constitute a recommendation that holders of Shares exercise their appraisal rights under Section 262 of the DGCL.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares in the Offer, (ii) have neither voted in favor of the Merger nor consented thereto in writing, (iii) strictly and timely follow the procedures set forth in Section 262 of the DGCL and (iv) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Court of Chancery and to receive payment in cash of the “fair value” of their Shares in accordance with Section 262 of the DGCL. The “fair value” as so determined by the Court of Chancery could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and a copy of the full text of Section 262 of the DGCL is attached to this Schedule 14D-9 as Annex II. The Company Board has fixed July 11, 2022 as the record date for the purposes of determining the stockholders entitled to receive this notice of appraisal rights. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights should review carefully Section 262 of the DGCL and is urged to consult legal counsel before exercising or attempting to exercise such rights. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•

within the later of the consummation of the Offer, which occurs when Purchaser has accepted for payment Shares tendered into the Offer following the Expiration Time, and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is on or about July 13, 2022), deliver to the Surviving Corporation at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Surviving Corporation of the identity of the stockholder and that the stockholder is demanding appraisal from the Surviving Corporation;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•

any stockholder (or beneficial owner of Shares) or the Surviving Corporation must strictly and timely follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL, including filing a petition in the Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Court of Chancery shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who are entitled to appraisal rights within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, if such notice is sent later than the later of the consummation of the Offer and 20 days following the date of mailing of the notice of the availability of appraisal rights, such notice need only be sent to each holder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with Section 262 of the DGCL. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to follow any of the procedures of Section 262 of the DGCL will result in a waiver or a termination of appraisal rights under Section 262 of the DGCL.

Written Demand by the Record Holder

As detailed in the first bullet above, a holder of Shares wishing to exercise his, her or its appraisal rights must, within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9, make a written demand for appraisal of their Shares. All written demands for appraisal should be addressed to Radius Health, Inc., 22 Boston Wharf Road, 7th Floor, Boston, Massachusetts 02142, Attention: Secretary. The demand for appraisal must be executed by or for the record holder of Shares and must reasonably inform the Company of the identity of the stockholder of record, and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s) of such Shares.

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the

DGCL, or the beneficial owner of any such Shares, may commence an appraisal proceeding by filing a petition in the Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by a holder of Shares, demanding a determination of the fair value of the Shares held by all holders who did not tender their shares in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Acceptance Time) and who timely and properly demanded appraisal. A person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, may, in such person’s own name, file such a petition. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company or the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares, or the beneficial owner of any such Shares, who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into and accepted for purchase in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery (the “Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined to be advisable by the Court of Chancery. The costs of these notices will be borne by the Surviving Corporation.

After notice to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares and who hold certificates representing their Shares to submit such certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, stockholders who demand payment for their Shares are cautioned to retain any certificates representing their Shares pending resolution of the appraisal proceedings. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

Determination of Fair Value

After the Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Company and Parent have made no determination as to whether such a payment will be made if the Merger is consummated, and the Surviving Corporation reserves the right to make such a payment, if at all, at such time as it determines to be advisable. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined by the Court of Chancery could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the

Verified List and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under Section 262 of the DGCL.

The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated Shares forthwith, and the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificates representing such Shares. The Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and assessed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Court of Chancery are subject to appellate review by the Delaware Supreme Court.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, without interest. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time; however, such stockholder is entitled to received the Merger Consideration. Moreover, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights and such stockholders will effectively lose their appraisal rights, unless either (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares immediately prior to the Effective Time or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million. In addition, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly and timely comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights. Stockholders wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.

Anti-Takeover Statutes.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (in general, a person who individually or with or through any of its affiliates or associates, owns 15% or more of a corporation’s outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the three-year period immediately prior to the date of the determination as to whether such person is an interested stockholder) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time that such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, a person is generally deemed to own stock where such person individually, or with or through any of its affiliates or associates, beneficially owns such stock, directly or indirectly, has the right to acquire such stock or to vote such stock pursuant to any agreement or understanding (subject to limited exceptions) or has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (subject to limited exceptions) or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the transactions contemplated thereby, as described in this Schedule 14D-9, and Parent and Purchaser have each represented and warranted that neither it nor its subsidiaries (including, without limitation, Purchaser) nor any affiliate or associate thereof are or have been an interested stockholder (as defined in Section 203) at any time during the period commencing three years prior to the date of the Merger Agreement. Therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement. The foregoing description is not complete and is qualified in its entirety by reference to the provisions of Section 203.

Many other states also have adopted laws and regulations which purport to be applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. We are not aware of any other state anti-takeover laws or regulations that are applicable to the Merger Agreement and the transactions contemplated thereby, and have not attempted to comply with any state anti-takeover laws or regulations other than as described above. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Legal Proceedings.

To our knowledge, as of the date of this Schedule 14D-9, there are no legal proceedings pending relating to the Offer or the Merger.

Regulatory Approvals.

Under the HSR Act, and the related rules and regulations that have been promulgated thereunder, certain transactions may not be consummated unless HSR Notification and Report Forms have been filed with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”), and certain waiting period requirements have been satisfied.

Under the HSR Act, Purchaser’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 p.m., Eastern time, on August 8, 2022 unless the waiting period is terminated earlier, restarted pursuant to a one time “pull and refile” process, or extended by a request for additional information and documentary material from either the FTC or the Antitrust Division (a “Second Request”). If the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended for an additional period of 30 days, which will begin on the date on which Purchaser has certified substantial compliance with the Second Request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period. Complying with a Second Request can take a significant period of time. Even though the waiting period is not affected by a Second Request to the Company or by the Company the requested information, the Company is obliged to respond to the request within a reasonable time. If the 30-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with the parties’ consent. The FTC or the Antitrust Division may terminate the additional 30-day waiting period before its expiration.

The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of assets of Parent and/or the Company. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, Parent and the Company believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither Parent nor the Company can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 filed with the SEC.

Cautionary Note Regarding Forward-Looking Statements.

Statements contained in or incorporated by reference into this Schedule 14D-9 regarding management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects, are forward-looking statements, including but not limited to the ability of the parties to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement, statements about the expected timetable for completing the transaction and statements about potential benefits of the transaction for the Company. These statements are neither promises nor guarantees, and are subject to known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of the Shares will be tendered in the Offer; the possibility that various conditions to the consummation of the Offer and the Merger may not be satisfied or waived; the effects of disruption from the transactions contemplated by the Merger Agreement and the impact of the announcement and pendency of the transactions on the Company’s business; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; the risks related to non-achievement of the Milestone and that holders of the CVRs will not receive payments in respect of the CVRs; the adverse impact the ongoing COVID-19 pandemic is having and is expected to continue to have on the Company’s business, financial condition and results of operations, including the Company’s commercial operations and sales, clinical trials, preclinical studies, and employees; quarterly fluctuation in our financial results; the Company’s dependence on the success of TYMLOS, and the Company’s inability to ensure that TYMLOS will obtain regulatory approval outside the United States or be successfully commercialized in any market in which it is approved; risks related to manufacturing, supply and distribution; and the risk of litigation or other challenges regarding the Company’s intellectual property rights. These and other important risks and uncertainties discussed in the Company’s filings with the SEC, including under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ending December 31, 2021, and subsequent filings with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this communication. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. The Company does not give any assurance that it will achieve its expectations. The Company is providing the information in this Schedule 14D-9 as of this date and assumes no obligations to update the information included in this Schedule 14D-9 or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Item 9. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated July 13, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed on July 13, 2022 by Parent and Purchaser).

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C)) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Newspaper Advertisement, as published in The New York Times on July 13, 2022 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)	Press Release, dated as of June 23, 2022 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 23, 2022).

(a)(5)(B)	Current Report on Form 8-K, as filed by Radius with the SEC on June 27, 2022.

Exhibit Number	Description

(a)(5)(C)	Investor Call Script, dated as of June 23, 2022 (incorporated by reference to the Company’s Schedule 14D-9C filed on June 23, 2022).

(a)(5)(D)	Internal Company FAQ, dated June 29, 2022 (incorporated by reference to the Company’s Schedule 14D-9C filed on June 29, 2022).

(a)(5)(E)	Opinion of J.P. Morgan Securities LLC to the Board of Directors of the Company (included as Annex I to this Schedule 14D-9)

(e)(1)	Agreement and Plan of Merger, dated as of June 23, 2022, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 23, 2022).

(e)(2)	Form of Contingent Value Rights Agreement to be entered into between Parent and a Rights Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 23, 2022).

(e)(3)	Confidentiality Agreement, dated as of January 26, 2022, between the Company, together with its affiliates and Gurnet Point, together with its affiliates (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Amendment to Confidential Disclosure Agreement, dated as of May 9, 2022, between the Company and Gurnet Point (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(5)	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 13, 2014).

(e)(6)	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 23, 2022).

(e)(7)	Radius Health, Inc. 2003 Long-Term Incentive Plan (as amended) (incorporated by reference to Exhibit 10.20 to the Company’s Annual Report on Form 10-K filed with the SEC on March 10, 2015).

(e)(8)	Radius Health, Inc. 2003 Long-Term Incentive Plan Form of Stock Option Agreement (incorporated by reference to Exhibit 10.32 to the Company’s Current Report on Form 8-K filed with the SEC on May 23, 2011).

(e)(9)	Radius Health, Inc. 2011 Equity Incentive Plan (as amended and restated) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 27, 2016).

(e)(10)	Form of Radius Health, Inc. 2011 Equity Incentive Plan Stock Option Agreement for Incentive Stock Options (incorporated by reference to Exhibit 10.2(a) to the Company’s Annual Report on Form 10-K filed with the SEC on February 24, 2017).

(e)(11)	Form of Radius Health, Inc. 2011 Equity Incentive Plan Stock Option Agreement for Non-Incentive Stock Options (incorporated by reference to Exhibit 10.2(b) to the Company’s Annual Report on Form 10-K filed with the SEC on February 24, 2017).

(e)(12)	Form of Radius Health, Inc. 2011 Equity Incentive Plan Restricted Stock Unit Grant Notice and Restricted Stock Unite Agreement, attached as Exhibit A thereto (incorporated by reference to Exhibit 10.2(c) to the Company’s Annual Report on Form 10-K filed with the SEC on February 24, 2017).

Exhibit Number	Description

(e)(13)	Radius Health, Inc. 2018 Stock Option and Incentive Plan, together with forms of Incentive Stock Option Agreement, Non-Qualified Stock Option Agreement for Employees, Non-Qualified Stock Option Agreement for Non-Employee Directors, Restricted Stock Unit Agreement for Employees, and Restricted Stock Unit Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2018).

(e)(14)	Form of Restricted Stock Unit Agreement for Employees under Radius Health, Inc. 2018 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.3(a) to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2018).

(e)(15)	Radius Health, Inc. 2016 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 27, 2016).

(e)(16)	Radius Health, Inc. Amended and Restated Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2021).

(e)(17)	Form of Executive Severance Agreement (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K filed with the SEC on February 25, 2021).

(e)(18)	Form of Indemnification Agreement between the Company and its Directors (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2019).

(e)(19)	Form of Indemnification Agreement between the Company and its Officers (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2019).

(e)(20)	Radius Health, Inc. Form of Employment Inducement Stock Option Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 10-Q filed with the SEC on August 7, 2018).

(e)(21)	Employment Agreement, dated April 24, 2020, between the Company and G. Kelly Martin (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 28, 2020).

(e)(22)	Non-Qualified Stock Option Agreement, Inducement Stock Option Grant (Time-Based), dated April 28, 2020, between the Company and G. Kelly Martin (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 28, 2020).

(e)(23)	Non-Qualified Stock Option Agreement, Inducement Stock Option Grant (Performance-Based), dated April 28, 2020, between the Company and G. Kelly Martin (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on April 28, 2020).

(e)(24)	Offer Letter between the Company and Mark Conley (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 16, 2022).

(e)(25)	Amended and Restated Credit and Security Agreement (Term Loan), dated as of March 3, 2021, by and among the Company, Radius Pharmaceuticals, Inc, Radius Health Ventures, Inc, and any additional borrower thereunder, MidCap Financial Trust, as a lender and administrative agent, and the financial institutions or other entities from time to time parties thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 5, 2021).

Exhibit Number	Description

(e)(26)	Amended and Restated Credit and Security Agreement (Revolving Loan), dated as of March 3, 2021, by and among Radius Health, Inc., Radius Pharmaceuticals, Inc., Radius Health Ventures, Inc., and any additional borrower from time to time, MidCap Funding IV Trust, as a lender and administrative agent, and the financial institutions or other entities from time to time parties thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 5, 2021).

(e)(27)	Partial Release and Acknowledgement, dated July 22, 2020, between the Company, Radius Pharmaceuticals, Inc., MidCap Financial Trust and MidCap Funding IV Trust (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2020).

(e)(28)	Definitive Proxy Statement of the Company on Schedule 14A (incorporated by reference to the Company’s Proxy Statement for the Annual Meeting of Stockholders to be held on July 26, 2022 filed with the SEC on June 6, 2022).

(e)(29)	Equity Commitment Letter, dated as of June 23, 2022, between Parent, the Company and GPC WH Fund LP (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(30)	Equity Commitment Letter, dated as of June 23, 2022, between Parent, the Company and Patient Square Entity Partners, LP (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(31)	Limited Guarantee, dated as of June 23, 2022, by GPC WH Fund LP in favor of the Company (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

(e)(32)	Limited Guarantee, dated as of June 23, 2022, by Patient Square Entity Partners, LP in favor of the Company (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Radius Health, Inc.

By:	/s/ G. Kelly Martin
Name: G. Kelly Martin
Title: Chief Executive Officer

Dated: July 13, 2022

Annex I

June 23, 2022

The Board of Directors

Radius Health, Inc.

22 Boston Wharf Road, 7th Floor

Boston, MA 02210

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.0001 per share (the “Company Common Stock”), of Radius Health, Inc., a Delaware corporation (the “Company”), of the consideration to be paid to such holders in the proposed Transaction (as defined below) pursuant to the Agreement and Plan of Merger, dated as of June 23, 2022 (the “Agreement”), by and among the Company, Ginger Acquisition, Inc., a Delaware corporation (the “Acquiror”) and Ginger Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Acquiror (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to (i) $10.00 (the “Cash Consideration”) payable in cash plus (ii) one contractual contingent value right (a “CVR”) entitling the holder thereof to a potential payment of $1.00 in cash to be determined and issued pursuant to, and in the time frame set forth in, the CVR Agreement (as defined in the Agreement) (the “CVR Consideration” and, together with the Cash Consideration, the “Consideration”). The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Company, the Acquiror, Acquisition Sub or any of their respective direct or indirect wholly owned subsidiaries and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive the Consideration. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed the Agreement, including the form CVR Agreement attached as Annex III thereto; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for

us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company, the Acquiror and Acquisition Sub in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Acquiror. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as financial advisor to the Company on its acquisition of Benuvia Therapeutics’ synthetic cannabidiol oral solution in December 2020. In addition, we and our affiliates hold, on a proprietary basis, less than 2% of the outstanding common stock of the Company and less than 1% of the outstanding common stock of the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. Morgan Securities LLC

Annex II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW—RIGHTS OF APPRAISAL

Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the

Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

II-5